OCEANEERING®

2008 ANNUAL REPORT


09010439

5 YEARS

OF CONSECUTIVE RECORD EARNINGS

Corporate Profile

OII LISTED NYSE

Oceaneering is a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of its applied technology expertise, Oceaneering also serves the defense and aerospace industries.

Oceaneering's business offerings include remotely operated vehicles, built-to-order specialty hardware, deepwater intervention and manned diving services, non-destructive testing and inspections, mobile offshore production systems, and engineering and project management.

Background

Founded in 1964, Oceaneering has grown from an air and mixed gas diving business in the Gulf of Mexico to a provider of diversified, engineered services and products operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

During the year ended December 31, 2008, we earned net income of $199.4 million on revenue of nearly $2.0 billion while employing approximately 7,900 people working out of 66 locations in 18 countries. We serve our offshore oil and gas customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, Oceaneering Grayloc, Oceaneering Rotator, and Oceaneering Inspection Services. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space Systems, serves our customers outside the oil and gas industry.

Mission Statement

Oceaneering's mission is to increase the net wealth of its Shareholders by providing safe, cost-effective, and quality-based technical solutions satisfying customer needs worldwide.

Table of Contents

About the Cover

Oceaneering achieved record earnings in 2008 for the fifth consecutive year. Three of our five oilfield businesses set annual profit records. Pictured on the cover is the fabrication of a remotely operated vehicle frame at our Morgan City, Louisiana manufacturing facility. During 2008 we added 21 new ROVs to our fleet.



OCEANEERING® reported record earnings for the fifth consecutive year, over 10% above those of 2007. We achieved record Remotely Operated Vehicles, Subsea Products, and Inspection operating income performances.

Financial Highlights

	2008	2007	% Increase
Revenue	$1,977,421	$1,743,080	13%
Gross Margin	464,800	413,285	12%
Operating Income	317,558	289,623	10%
Net Income	199,386	180,374	11%
Diluted Earnings Per Share	3.58	3.24	10%

($ in thousands, except per share amounts)

Net Income *(in millions)*


$200
$150
$100
$50
$0
2004
2005
2006
2007
2008

Letter to Shareholders



T. Jay Collins
President and
Chief Executive Officer

We achieved record earnings for the fifth consecutive year in 2008, a feat that put us among a select group of oilfield service companies. This was attributable to best ever performances by our ROV, Subsea Products, and Inspection business segments. Our earnings in 2008 were more than six and half times those of 2003, the year before our string of record earnings began – a compound annual growth rate of over 45%.

Compared to 2007, ROV operating income growth was accomplished by expanding our fleet and increasing average revenue per day-on-hire for our services. Subsea Products profit grew on the strength of increased ROV tooling sales and higher throughput at our umbilical plants. Inspection results rose as we secured additional work associated with offshore production platforms, LNG and petrochemical facilities, and pipelines at higher margins.

During 2008 we continued to find organic growth and acquisition opportunities. Our capital expenditures totaled $252 million and included: 1) ROV fleet growth and upgrades; 2) the acquisition of GTO Subsea AS – a Norwegian rental provider of specialized subsea dredging and excavation equipment; and 3) expansion of our Subsea Products manufacturing capabilities. These investments demonstrate our focus on providing services and products to support deepwater and subsea completion activity and position Oceaneering for increased earnings in the years ahead.

At mid-year, however, global economic activity started to decline, and by the end of 2008 the price of oil had collapsed by over $100 per barrel. In early 2009, we face a deteriorating macroeconomic environment that threatens a prolonged worldwide recession, oil prices not seen since 2004, and an exceptionally tight credit market. These conditions are having a negative impact on oil and gas exploration and development spending plans and, consequently, our earnings prospects for 2009.

We do not pretend to have a "bulletproof" business strategy. It would, therefore, be presumptuous to claim we know the exact impact our customers' spending cuts will have on demand for our services and products. However, we believe the deepwater market will be among the least vulnerable to these cuts. This belief is based on the inherent size and long-term nature of deepwater projects and our expectation that oil prices will inevitably rebound to a level that will make these projects more economical. While work on most authorized deepwater projects is likely to continue, the urgency to start new projects is in question.

For 2009 we are forecasting EPS in the range of $3.00 to $3.60. Compared to 2008, our forecast assumptions are that we will achieve profit growth from our ROV business, a similar profit contribution from Subsea Products, and declines in operating income from our Subsea Projects, Inspection, and MOPS operations. Our ROV business earned 47% of our total operating income in 2008 and we expect it to contribute an even larger percentage in 2009.

I believe we are well prepared for the challenges we face in 2009. We are focused on cash flow generation and cost control and have already taken actions to right-size our work force where needed. We are intensifying efforts to improve business processes and the effectiveness of how we work. Throughout the organization we have teams working on ways to offer more value to our customers, achieve efficiency gains through manufacturing improvements, and optimize the returns on our capital investments. As a result of these teaming efforts, I am confident we are becoming a stronger and more capable company.

During 2009 we anticipate generating $290 million to $325 million of cash flow, simply defined as net income plus depreciation. This projected cash flow and our existing revolving debt availability of $196 million at the end of 2008 should give us approximately $500 million of cash resources available to fund our estimated $175 million of capital expenditures and repay our $105 million of debt obligations scheduled to mature during the year. The majority of our planned capital projects are to support growth of our ROV fleet to meet firm demand.

Market conditions may change, but our commitment to deliver results to our shareholders remains the same. We have a seasoned management team in place that has experienced serious oilfield service industry down cycles before. We are confident in our ability to quickly adjust our business plan and take advantage of opportunities as may be dictated by the market.

Looking longer term, we believe the oil and gas industry will continue to invest in deepwater to counteract high existing reservoir depletion rates. Deepwater is one of the best frontiers for adding large hydrocarbon reserves with high production flow rates at relatively low per barrel finding and development costs. Therefore, we anticipate that demand for our deepwater services and products will remain promising for the next several years. With our existing assets, we are well positioned to supply a wide range of the services and products required to support the deepwater exploration, development, and production efforts of our customers. Furthermore, we plan to expand our ability to participate in this market by continuing to grow organically and making additional acquisition investments.

Certainly this is a demanding and yet exciting time for Oceaneering. I'd like to commend our employees who achieved our record 2008 results. Their commitment to safely provide high-quality solutions to our customers' needs is the foundation for our continued success, as validated by our exemplary safety performance in 2008. We will continue to invest in training, developing, and retaining qualified personnel. During 2008 we spent about $10 million on this effort in our ROV business alone and will spend a like amount in 2009.

I look forward to leading Oceaneering to another year of substantial earnings performance in 2009.



T. Jay Collins
President and Chief Executive Officer

Oceaneering at a Glance

2008 Review

Earnings of nearly $200 million were the highest in Oceaneering's history, over 10% above last year's record result. We achieved best ever ROV, Subsea Products, and Inspection operating income performances.

During the year we continued to position the organization for future growth and increased profitability. This included investing $252 million to upgrade and expand our service and product line offerings. Nearly ninety percent of this investment was spent on our ROV and Subsea Products businesses. These operations offer promising long-term growth prospects, as they are tied to deepwater and subsea completion activity.

	2008 Review	2009 Outlook
Remotely Operated Vehicles 	We achieved record financial results due to higher average revenue per day-on-hire and growth of our average fleet size. Operating income improved by over $45 million, more than 30%.	We anticipate the profit contribution from this segment to improve due to an increase in days on hire as we grow our average fleet size. We plan to add 24 to 30 new vehicles to our 2008 year-end fleet of 227.
Subsea Products  OCEANEERING MULTIFLEX	We achieved record financial results largely due to increased ROV tooling sales and higher umbilical plant throughput.	We expect the profit contribution from this segment to be approximately the same as in 2008. The efficiency gains we plan to achieve in our manufacturing processes may be offset by a decline in demand for some of our product lines.
Subsea Projects 	Operating income decreased by $20 million due to a drop in demand for our shallow-water vessel and diving services, as pre-2008 hurricane damage projects were completed. Additionally, four of our six company-owned vessels, including all three deepwater boats, underwent regulatory inspections during the year.	We anticipate operating income to be lower as we foresee a continuation of declining demand for our shallow-water services and competitive pressure in our deepwater vessel market due to an increase in industry vessel availability.

2009 Outlook

Our earnings per share in 2009 are forecast to be in the range of $3.00 to $3.60. Compared to 2008, we expect to achieve operating income growth from our ROV business primarily due to increased drill support activity on new floating rigs as they are put into service. We anticipate a profit contribution from Subsea Products similar to 2008, and declines in operating income from our Subsea Projects, Inspection, and MOPS operations. Further development project delays would dampen our expectation for Subsea Products profit in 2009.

We plan to invest approximately $175 million during the year, the majority of which will support growth of our ROV fleet to meet firm demand.

	2008 Review	2009 Outlook
Inspection 	We achieved record operating income due to our success in improving profits in all of the major geographic markets we serve. Operating income grew by over $8 million, greater than 35%, on a 13% increase in revenue.	We expect operating income to decline due to the unfavorable currency impact of a stronger U.S. Dollar relative to the British Pound and lower demand for our services.
Mobile Offshore Production Systems 	Operating income decreased largely as a result of an impairment charge to reduce our investment in the *Ocean Pensador*, an oil tanker held for possible conversion, to its fair value.	We expect operating income to decline as there is a high likelihood that the *Ocean Producer* will be idle for an extended period of time after it completes its seven-year contract off the coast of Angola early in the year.
Advanced Technologies 	Operating income declined due to the completion of a major contract for engineering services at the end of September 2007.	We forecast operating income to improve due to an escalation in work on entertainment industry projects and the award of the NASA Constellation Space Suit contract.

Operational Highlights



Morgan City ROV Manufacturing Facility



Vehicle Recovery

ROV Fleet Expansion

During 2008 we grew our fleet to 227 vehicles, up from 210 at the beginning of the year. We added 21 new vehicles, disposed of 4 older systems, and upgraded several existing units as we maintained our strategy of operating a modern work class ROV fleet. About half of the new vehicles went to work in drill support service and the others were used for subsea construction or maintenance on the growing number of deepwater fields under development or in production.

At year-end we retained our position as owner of the industry's largest work class ROV fleet, with an estimated 35% of the world's fleet – over twice that of the next largest service supplier. We continued to be the primary provider of ROV drill support service with an estimated market share approaching 60%, three times that of the second largest ROV supplier, and remained the principal provider of this service in the U.S. Gulf of Mexico (GOM), Norway, West Africa, and Mexico. We had a drill support market share of over 85% on the 43 high-specification floating drilling rigs in the global fleet. We had also secured 18 of the 23 ROV contracts awarded on the 98 floating drilling rigs on order for delivery over the next four years.

To support our fleet growth, we conducted training for over 130 technicians recruited from 10 countries. We also held classes to prepare 100 ROV operators to become supervisors and provided advanced leadership training to over 200 experienced supervisors. We operate one of the largest and most comprehensive, in-house ROV training programs in the industry and have six training centers around the world where we provide ROV personnel instruction. In 2009 we anticipate hiring and training more technicians and promoting additional personnel to supervisory positions.

We plan to continue growing our fleet in 2009 and anticipate putting into service between 24 and 30 more new systems. We have already secured contract commitments for 22 of them, a reflection of the growing market demand for ROV services and our status as the premier supplier. We expect to put 18 of our new 2009 vehicles initially in drill support service. Of these, at least three will be rated to work in 4,000 meters (approximately 13,000 feet) of water to support our customers' deeper water depth drilling programs.

GTO Acquisition

In March we acquired, for approximately $40 million, GTO Subsea AS (GTO) – a Norwegian rental provider of specialized subsea dredging and excavation equipment to the oil and gas industry. This equipment is used for subsea suction, transport, and disposal of sand, clay, and rock associated with ocean floor construction, decommissioning, and drill support activities.

Our primary interest in acquiring GTO was to expand our ROV tooling suite. The GTO assets we acquired included 30 remotely operated units, which were readily adapted for use by most of our work class vehicles. GTO has an excellent technical and operating reputation and its experienced workforce of technicians and operators has been a great addition to our existing team of subsea specialists.


OCEANEERING

ROV Deployable Dredge



Dredging Head with High Pressure Jetting Nozzle (above and below)





Olympic Intervention IV

Given GTO's track record of success in the North Sea, we also saw an opportunity to market this dredging and excavation equipment on a global basis by leveraging our worldwide operating infrastructure. Consequently, we are building an additional 17 ROV-deployable dredging units. These are targeted for use in the GOM, Brazil, West Africa, and Southeast Asia and all are expected to be in service by the end of the first quarter of 2009.

Olympic Intervention IV Charter

Our five-year charter of the multi-service vessel *Olympic Intervention IV (OI IV)* commenced in late July upon its delivery from a shipyard in Norway. After mobilization to the GOM and final outfitting, we began working this vessel in mid-September and achieved nearly 90% utilization during the balance of the year. We used the *OI IV* to perform a variety of projects including subsea inspection and repair work, particularly in the aftermath of Hurricanes Gustav and Ike, and the installation of 12 subsea jumpers and a 27-mile armored electrical cable.



Pipeline Pressure Test

We chartered this vessel principally to augment our ability to perform subsea hardware installation and inspection, repair, and maintenance (IRM) projects, and conduct well intervention services in the ultra-deep waters of the GOM. Hardware installations are expected to include umbilicals, subsea trees, jumpers, flying leads, and manifolds. Well intervention services are anticipated to include riserless wireline, electric line, and plug and abandonment operations using our proprietary Subsea Intervention Lubricator System.

The addition of the *OI IV* to our deepwater vessel fleet has enhanced our ability to perform subsea projects with a larger work scope. This vessel has a 150-ton heave-compensated crane, more free deck space and variable deck load capacity, and larger crew quarters than our other vessels. This vessel also has a helipad and a North Sea class hull design, which lowers weather downtime risk, and is outfitted with two of our work class ROVs to reduce operational downtime exposure. Our ability to offer the *OI IV* was instrumental in securing a contract from Shell in July for the fabrication and installation of subsea hardware on the Perdido Regional Development project – where production is anticipated from some wells in water depths approaching 10,000 feet.

Subsea Projects International Expansion

Early in the year we performed a Subsea Projects assignment in the growing West Africa subsea market, an offshore flowline installation. In September, we secured a one-year term contract for use of *The Performer*, one of our dynamically positioned vessels, to support manned diving and ROV services offshore Angola.

We expect *The Performer* to be principally engaged on subsea hardware installation and IRM projects. Typical installation jobs consist of platform risers and riser clamps, flanges, jumpers, and pipeline tie-ins including free span remediation. IRM work encompasses platform inspections, anode replacements, debris removal, and bottom surveys.



The Performer



Cutting Conductor Pipe for Well Killing Operations

OCEANEERING INTERNATIONAL LOCATIONS

CORPORATE HEADQUARTERS

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000
P.O. Box 40494
Houston, Texas 77240-0494

Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

REGIONAL HEADQUARTERS

Oceaneering International, Inc.
5004 Railroad Avenue
Morgan City, Louisiana 70380
Telephone: (985) 395-5247
Fax: (985) 395-5443

Oceaneering International Services Limited
Oceaneering House
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 758500
Fax: (44-1224) 758519

Oceaneering International Dubai LLC
Al Moosa Tower 2, Suite 15
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: (971-4) 311-7500
Fax: (971-4) 331-0800

Oceaneering Advanced Technologies
7001 Dorsey Road
Hanover, Maryland 21076
Telephone: (443) 459-3700
Fax: (443) 459-3980

Marine Production Systems do Brasil Ltda.
Praca Alcides Pereira, n° 1-Parte
Ilha da Conceicão/Niteroi
Rio de Janeiro, Brasil 24.050-350
Telephone: (55 21) 2729-8900
Fax: (55 21) 2722-1515

Oceaneering International Pte Ltd
No. 1 Kwong Min Road
Jurong, Singapore 628704
Telephone: (65) 6261 3211
Fax: (65) 6261 3230

Oceaneering AS
Jåttåvågen, Hinna
PB 8024 4068
Stavanger, Norway
Telephone: (47) 51 82 51 00
Fax: (47) 51 82 52 90

OPERATIONAL BASES

International
Cabinda, Angola
Lobito, Angola
Luanda, Angola
Perth, W.A., Australia
Baku, Azerbaijan
Macaé, Brasil
Niteroi, Brasil
Rio de Janeiro, Brasil
St. John's, Newfoundland, Canada
Cairo, Egypt
Malabo, Equatorial Guinea
Mumbai, India
Chandigarh, India
Kakinada, India
Balikpapan, Indonesia
Batam, Indonesia
Handil, Indonesia
Jakarta, Indonesia
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Mexico D.F., Mexico
Cd. del Carmen, Mexico
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Warri, Nigeria
Kristiansund, Norway
Nodeland, Norway
Stavanger, Norway
Jurong, Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Dubai, U.A.E.
Aberdeen, Scotland, U.K.
Gloucester, England, U.K.
Immingham, England, U.K.
London, England, U.K.
Mossbank, Scotland, U.K.
Port Clarence, England, U.K.
Rosyth, Scotland, U.K.
Southampton, England, U.K.
Stockton, England, U.K.
Swansea, Wales, U.K.
Rochester, England, U.K.
Whitley Bridge, England, U.K.
Wilton, England, U.K.

United States
Huntsville, Alabama
San Diego, California
Gales Ferry, Connecticut
Orlando, Florida
Panama City, Florida
Pearl Harbor, Hawaii
Bayou Vista, Louisiana
Houma, Louisiana
Lafayette, Louisiana
Morgan City, Louisiana
New Iberia, Louisiana
New Orleans, Louisiana
Cataumet, Massachusetts
Hanover, Maryland
Portsmouth, New Hampshire
Austin, Texas
Corpus Christi, Texas
Clear Lake, Texas
Houston, Texas
Ingleside, Texas
Chesapeake, Virginia

OCEANEERING

2008
FINANCIAL SECTION

PERFORMANCE GRAPH

The following graph compares our total shareholder return to the Standard & Poor's 500 Stock Index ("S&P 500"), the weighted average return generated by a peer group from December 31, 2003 through December 31, 2008. The peer group companies for this performance graph are Global Industries, Ltd., Halliburton Company, McDermott International, Inc., Cal Dive International, Inc., Bristow Group Inc., Acergy S.A., and Tidewater, Inc.

It is assumed in the graph that: (1) $100 was invested in Oceaneering Common Stock, the S&P 500 and the Peer Group on December 31, 2003; (2) the peer group investment is weighted based on the market capitalization of each individual company within the peer group at the beginning of each period; and (3) any dividends are reinvested. We have not declared any dividends during the period covered by the graph. The shareholder return shown is not necessarily indicative of future performance.


$500
$400
$300
$200
$100
$0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Oceaneering International, Inc.
S&P 500 Index
Peer Group

	December 31,					
	2003	2004	2005	2006	2007	2008
Oceaneering	100.00	133.29	177.79	283.57	481.07	208.16
S&P 500	100.00	110.88	116.33	134.70	142.10	89.52
Peer Group	100.00	151.68	242.71	267.50	366.07	145.51

OCEANEERING COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol OII. We submitted to the New York Stock Exchange during 2008 a certification of our Chief Executive Officer regarding compliance with the Exchange's corporate governance listing standards. We also included as exhibits to this annual report on Form 10-K, as filed with the SEC, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

The following table sets out, for the periods indicated, the high and low sales prices for our common stock as reported on the New York Stock Exchange (consolidated transaction reporting system):

	2008		2007	
For the quarter ended:	High	Low	High	Low
March 31	$ 76.40	$ 54.37	$ 43.64	$ 35.40
June 30	82.49	60.63	54.08	42.10
September 30	78.22	49.00	76.85	52.03
December 31	52.10	18.05	85.88	62.07

On February 13, 2009, there were 497 holders of record of our common stock. On that date, the closing sales price, as quoted on the New York Stock Exchange, was $32.85. We have not made any common stock dividend payments since 1977, and we currently have no plans to pay cash dividends. Our credit agreements contain restrictions on the payment of dividends. See Note 4 of Notes to Consolidated Financial Statements included in this report.

We repurchased 986,400 shares of our common stock for $54.9 million in 2008. We did not repurchase any shares of our common stock in 2007.

SELECTED HISTORICAL FINANCIAL DATA.

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and our Consolidated Financial Statements and Notes included in this report. The following information may not be indicative of our future operating results.

Results of Operations:

	Year Ended December 31,				
(in thousands, except per share amounts)	2008	2007	2006	2005	2004
Revenue	$ 1,977,421	$ 1,743,080	$ 1,280,198	$ 998,543	$ 780,181
Cost of services and products	1,512,621	1,329,795	984,077	819,263	648,378
Gross margin	464,800	413,285	296,121	179,280	131,803
Selling, general and administrative expense	147,242	123,662	101,785	85,211	67,939
Income from operations	$ 317,558	$ 289,623	$ 194,336	$ 94,069	$ 63,864
Net income	$ 199,386	$ 180,374	$ 124,494	$ 62,680	$ 40,300
Diluted earnings per share	3.58	3.24	2.26	1.17	0.78
Depreciation and amortization, including impairment charge	115,029	93,776	80,456	79,613	65,619
Capital expenditures, including business acquisitions	252,277	233,795	193,842	142,269	153,184

Other Financial Data:

	As of December 31,				
(in thousands, except ratios)	2008	2007	2006	2005	2004
Working capital ratio	2.09	1.98	1.87	1.77	1.62
Working capital	$ 390,378	$ 331,594	$ 243,939	$ 171,566	$ 106,204
Total assets	1,670,020	1,531,440	1,242,022	989,568	819,664
Long-term debt	229,000	200,000	194,000	174,000	142,172
Shareholders' equity	967,654	915,310	696,764	536,118	454,437

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Certain statements in this annual report, including, without limitation, statements regarding the following matters are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995:

- our business strategy;
- our plans for future operations;
- industry conditions;
- our expectations about 2009 earnings per share and segment operating results, and the factors underlying those expectations, including our expectations about demand for our deepwater oilfield services and products as a result of the factors we specify in the "Overview" below;
- projections relating to subsea tree orders;
- the adequacy of our liquidity and capital resources to support our operations and internally-generated growth initiatives;
- our projected capital expenditures for 2009;
- the adequacy of our accruals for uninsured expected liabilities from workers' compensation, maritime employer's liability and general liability claims;
- our expectation that our total unrecognized tax benefits will not significantly increase or decrease in the next 12 months;
- our expectations about the cash flows from our investment in Medusa Spar LLC, and the factors underlying those expectations;
- our expectations regarding 2009 operating income for each of our segments and the factors underlying those expectations;
- our anticipated effective tax rate for 2009; and
- our backlog.

These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our annual report on Form 10-K. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Overview

The table that follows sets out our revenue and profitability for 2008, 2007 and 2006.

	Year Ended December 31,		
(dollars in thousands)	2008	2007	2006
Revenue	$ 1,977,421	$ 1,743,080	$ 1,280,198
Gross Margin	464,800	413,285	296,121
Gross Margin %	24%	24%	23%
Operating Income	317,558	289,623	194,336
Operating Income %	16%	17%	15%
Net Income	199,386	180,374	124,494

During 2008, we generated approximately 92% of our revenue, and 98% of our operating income, from our services and products provided to the oil and gas industry. In 2008, we increased revenue by 13%, led by our Subsea Products (up 25%) and ROV (up 18%) segments. Our Subsea Products segment revenue increased from sales of Oceaneering Intervention Engineering specialty subsea products and Oceaneering Multiflex umbilicals. Our ROV segment increase was a result of an improvement in average revenue per day on hire and growth in days on hire for our expanded work-class fleet.

The $199.4 million consolidated net income we earned in 2008 was the highest in our history. The $19.0 million increase from 2008 net income was attributable to higher profit contributions from our ROV, Subsea Products and Inspection segments, with each setting annual profit records. The ROV and Subsea Products improvements reflected our strategic focus on deepwater and subsea completion activity. Our Inspection increase was due to additional, higher-margin work on offshore production platforms, LNG and petrochemical facilities and pipelines.

In 2008, we invested in the following major capital projects:

- additions of work-class ROVs, including 21 placed into service during the year;
- expenditures to increase capabilities at our Subsea Products manufacturing facilities; and
- purchase of Norway-based GTO Subsea AS ("GTO"), a rental provider of specialized subsea dredging and excavation equipment.

For 2009, we expect the demand for many of our deepwater oilfield services and products will decrease, with the exception of our ROV services. We believe the general decline in demand will be driven by lower crude oil prices attributable to decreasing hydrocarbon demand from the ongoing global recession. However, we expect our deepwater operations will be affected to a lower extent than the general decline in worldwide oil and gas activities, as we believe the trend for our customers to increasingly invest in deepwater projects will continue. Our belief is based on the length of time needed to plan and execute deepwater projects, and the long-term outlook for oil and gas supply, which includes limited non-OPEC supply growth, rapid reservoir depletion rates and eventually increasing hydrocarbon demand.

We expect our 2009 diluted earnings per share to be in the range of $3.00 to $3.60, as compared to $3.58 in 2008, with an increase in operating income in our ROV segment and decreases in our Subsea Projects and Inspection segments. We anticipate ROV operating income to increase in 2009 as a result of a higher average fleet size.

We believe the 2009 results from our Subsea Products segment could be similar to those of 2008. The expected decline in demand for our Subsea Products should be substantially offset by improved efficiencies and project execution in our manufacturing operations. However, further project delays by our customers would result in a decrease in Subsea Products operating income from that of 2008.

We use our ROVs in the offshore oil and gas industry to perform a variety of underwater tasks, including drill support, installation and construction support, pipeline inspection and surveys and subsea production facility inspection, repair and maintenance. The largest percentage of our ROVs is usually used to provide drill support services. Therefore, utilization of floating drilling rigs is a leading market indicator for this business. The following table shows average floating rig use and our ROV utilization.

	2008	2007	2006
Average number of floating rigs in use	201	196	191
ROV days on hire (in thousands)	65	63	56
ROV utilization	82%	87%	85%

According to industry data published by ODS-Petrodata, at the end of 2008 there were 211 floating drilling rigs in the world. Ninety-eight additional floating rigs were on order and scheduled to be delivered through 2012, and 70 of these have been contracted long-term, for an average term of over six years. Demand for floating rigs is our primary driver of future growth prospects, on a concurrent or delayed basis.

According to industry data published by Quest Offshore Resources, Inc., there were less than 600 subsea completions before 1990 and approximately 1,100 in the decade of the 1990s. Quest is currently forecasting that there will be approximately 3,200 subsea completion installations in the decade of the 2000s and over 7,000 in the decade of the 2010s. According to Quest, the projected global market for subsea tree orders is expected to increase more than 80% in the 2009-2013 time period compared to the previous five years. In addition to floating rig demand, subsea tree orders are another leading indicator of the strength of the deepwater market and the primary demand driver for our Subsea Products lines.

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the U.S. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products segment, and occasionally in our Subsea Projects and Advanced Technologies segments, using the percentage-of-completion method. In 2008, we accounted for 16% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' carrying values to forecasts of undiscounted cash flows associated with the assets or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year. In 2008, we recorded an impairment charge of $5.7 million to reduce our investment in the *Ocean Pensador,* an oil tanker we are holding for possible conversion, to its fair value.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. This FASB Staff Position prohibits companies from recognizing planned major maintenance costs by accruing a liability over several reporting periods before the maintenance is performed — the accrue-in-advance method. We previously used the accrue-in-advance method for anticipated drydocking of our vessels. This FASB Staff Position was effective for us beginning January 1, 2007, and we have since charged drydocking expenses to the income statement as incurred. There was no material effect on our financial statements from the change.

Goodwill. We account for acquisitions using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we test the goodwill attributable to each of our reporting units for impairment. Except for Inspection, which is tested as a single reporting unit, our operating units are one level below our business segments. We estimate fair value of the reporting units using discounted cash flow methodologies and market comparable information. Changes in estimate of our future cash flows may result in goodwill impairments in the future.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. Effective January 1, 2007, we adopted FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the criteria for recognizing income tax benefits under Statement of Financial Accounting Standards ("SFAS") No. 109, and requires disclosures about uncertain tax positions. Under FIN 48, the financial statement recognition of the benefit for a tax position depends on the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We made an adjustment of $1.6 million to reduce our retained earnings as of January 1, 2007 to record the effect of our adoption of this interpretation.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We charged $0.4 million to income tax expense in 2008 for penalties and interest for uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $3.2 million on our balance sheet at December 31, 2008. Including associated foreign tax credits and penalties and interest, we have accrued a net total of $5.7 million in the caption "other long-term liabilities" on our balance sheet for unrecognized tax benefits. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

Our tax provisions are based on our expected taxable income, statutory rates and tax-planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. In 2008, 2007 and 2006, we recorded reductions of income tax expense of $0.6 million, $1.1 million and $1.3 million, respectively, resulting from the resolution of uncertain tax positions related to certain tax liabilities we recorded in prior years. Current income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred income tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. We currently have no valuation allowances. While we have considered estimated future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws, could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally-generated growth initiatives. At December 31, 2008, we had working capital of $390 million, including cash and cash equivalents of $11 million. Additionally, we had $196 million available under our revolving credit facility, which currently extends to January 2012. We had total borrowings of $229 million at December 31, 2008, with total maturities in 2009 of $105 million. The 2009 maturities include $85 million due under our one-year term loan agreement. Maturities in 2009 are not classified as current as of December 31, 2008, since we are able and have the intent to extend the stated maturities by borrowing amounts equal to the 2009 maturities under the revolving credit facility, with a maturity date after one year. At December 31, 2008, our debt-to-total capitalization ratio was 19%. Our net cash provided by operating activities was $248 million, $209 million and $151 million for 2008, 2007 and 2006, respectively.

Our capital expenditures, including business acquisitions, for 2008, 2007 and 2006 were $252 million, $234 million and $194 million, respectively. We plan to invest approximately $175 million in 2009, the majority of which will support growth of our ROV fleet to meet firm demand. Capital expenditures in 2008 included expenditures for: additions and upgrades to our ROV fleet; the purchase of GTO for $40 million; vessel upgrades; and facility expansions for our specialty subsea products. Capital expenditures in 2007 included expenditures for: additions and upgrades to our ROV fleet; the purchase of Norway-based Ifokus Engineering AS ("Ifokus"), a designer and manufacturer of specialty subsea products, for $20 million; vessel upgrades; the acquisition of a small inspection company in the United Kingdom; and facility expansions in the United Kingdom, Norway, Morgan City, LA and Houston. Our facility expansions in the United Kingdom, Norway and Houston during 2007 related to our Subsea Products manufacturing operations, and our Morgan City expansion supports our ROV and Subsea Projects operations. Our capital expenditures during 2006 included $113 million in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace units we retired and for facilities infrastructure. In 2006, we commenced improvements in our Subsea Products facilities, including the addition of equipment to increase manufacturing capacity at our umbilical plant in the U.K. and our subsea valve facility in Norway and purchased an oil tanker for possible future conversion to a mobile offshore production and storage system in the event we obtain a suitable contract. We also began upgrades to a dynamically positioned vessel and began construction of a saturation diving system to meet demand in our Subsea Projects segment.

Our capital expenditures during 2008 and 2007 included $146 million and $122 million, respectively, in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace units we retired and for facilities infrastructure to support our growing ROV fleet size. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities as they arise. We added 21 and 31 ROVs to our fleet and disposed of four and seven units during 2008 and 2007, respectively, resulting in a total of 227 systems in the fleet at December 31, 2008.

In 2006, we chartered a larger deepwater vessel, the *Ocean Intervention III*, for three years, with extension options for up to six additional years. The initial three-year term of the charter began in May 2007. We also chartered an additional larger deepwater vessel, the *Olympic Intervention IV*, for an initial term of five years, which began in the third quarter of 2008. We outfitted each of these larger deepwater vessels with two of our high-specification work-class ROVs, and we expect to utilize these vessels to perform subsea hardware installation and inspection, repair and maintenance projects, and to conduct well intervention services in the ultra-deep waters of the Gulf of Mexico.

We have not guaranteed any debt not reflected on our consolidated balance sheet. In December 2003, we acquired a 50% interest in Medusa Spar LLC. At formation, Medusa Spar LLC borrowed $84 million, or approximately 50% of its total capitalization, from a group of banks. The loan was repaid in 2008. We expect the majority of the positive net cash flow generated in the future by Medusa Spar LLC will be distributed to the equity holders. We received $2.5 million, $3.4 million and $5.4 million of cash distributions from Medusa Spar LLC and recognized $1.9 million, $3.8 million and $11.2 million of equity in the earnings of Medusa Spar LLC in 2008, 2007 and 2006, respectively. Medusa Spar LLC is a variable interest entity under FIN 46R, *Consolidation of Variable Interest Entities*. As we are not the primary beneficiary of Medusa Spar LLC, we are accounting for our investment in Medusa Spar LLC using the equity method of accounting. At December 31, 2008, our investment in Medusa Spar LLC was $63 million.

Our principal source of cash from operating activities is our net income, adjusted for the non-cash expenses of depreciation and amortization (including impairment charge), deferred income taxes and noncash compensation under our restricted stock plans. Our $248 million, $209 million and $151 million of cash provided from operating activities in 2008, 2007 and 2006, respectively, were net of increases of $72 million, $55 million and $46 million, respectively, in accounts receivable and increases of $17 million, $91 million and $84 million, respectively, in inventory and other current assets. The increases in accounts receivable were due to increases in revenue in the fourth quarter of the respective year as compared to the fourth quarter of the preceding year. At December 31, 2008, we also had additional receivables related to our Subsea Projects diving and vessel activity, including our work from *The Performer*, which we mobilized to Angola in the third quarter of 2008. The initial customer payments on

The Performer's contract in Angola were delayed beyond December 31, 2008, but have subsequently been made. The increases in inventory and other current assets principally related to ROV requirements and Subsea Products raw materials. The raw materials increases in 2007 and 2006 related to preparations for building goods in our Subsea Products segment, which experienced revenue increases of 25% and 43% in 2008 and 2007, respectively. The raw materials inventory decreased during 2008 as we have a lower backlog at December 31, 2008 than we had at December 31, 2007. The increases in ROV inventory related to equipment waiting for assembly into ROVs to be placed in service in subsequent years and increases in parts to be used for servicing our growing ROV fleet.

In 2008, we used $246 million in investing activities, including $146 million to modernize and add additional units to our ROV fleet and $78 million to increase our Subsea Products capabilities, including our acquisition of GTO for $40 million. In 2007, we used $227 million in investing activities, including $122 million to modernize and add additional units to our ROV fleet, $66 million to add capacity to our Subsea Products facilities, including our acquisition of Ifokus for $20 million. In 2006, we used $187 million in investing activities, including $113 million to modernize and add additional units to our ROV fleet and $38 million to add capacity to our Subsea Products facilities.

In 2008, 2007 and 2006, we received $2 million, $5 million and $8 million, respectively, in cash flow from financing activities as proceeds from the sale of our common stock pursuant to the exercise of employee stock options. In addition, in 2008, 2007 and 2006, we received $7 million, $8 million and $7 million, respectively, of tax benefit realized from tax deductions in excess of financial statement expense related to our stock-based compensation plans.

In September 2002, our Board of Directors approved a plan to repurchase up to 6,000,000 shares of our common stock, subject to a $75 million aggregate purchase price limitation. During 2008, we completed the authorized repurchases under the plan by repurchasing 986,400 shares at a total cost of $54.9 million, which is reflected in our cash used in financing activities. Under our stock repurchase plan, we repurchased 2,782,000 shares of common stock from 2002 through 2008 at a total cost of $75 million. Through December 31, 2008, we had reissued all but 941,600 of these shares, primarily in connection with stock-based compensation plans. For a description of our incentive plans, please read Note 8 to our Consolidated Financial Statements.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenue and expense in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2008 relate primarily to our net investments in, including long-term loans to, our foreign subsidiaries. A stronger U.S. dollar against the U.K. pound sterling and the Norwegian kroner would result in lower operating income in our Inspection and ROV segments. See Item 7A – "Quantitative and Qualitative Disclosures About Market Risk." Inflation has not had a material effect on our revenue or income from operations in the past three years, and no such effect is expected in the near future.

Results of Operations

Information on our business segments is shown in Note 6 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table that follows sets out revenue and profitability for the business segments within our Oil and Gas business.

(dollars in thousands)	Year Ended December 31, 2008	2007	2006
Remotely Operated Vehicles			
Revenue	$ 625,921	$ 531,381	$ 410,256
Gross Margin	221,270	168,322	129,929
Gross Margin %	35%	32%	32%
Operating Income	190,343	144,242	111,022
Operating Income %	30%	27%	27%
Utilization %	82%	87%	85%
Subsea Products			
Revenue	649,857	521,937	364,510
Gross Margin	146,747	133,285	81,380
Gross Margin %	23%	26%	22%
Operating Income	96,046	92,804	53,645
Operating Income %	15%	18%	15%
Subsea Projects			
Revenue	256,517	257,752	155,046
Gross Margin	81,534	100,577	65,119
Gross Margin %	32%	39%	42%
Operating Income	72,816	92,841	59,585
Operating Income %	28%	36%	38%
Inspection			
Revenue	249,109	219,686	169,014
Gross Margin	48,518	37,195	28,501
Gross Margin %	19%	17%	17%
Operating Income	31,017	22,749	14,946
Operating Income %	12%	10%	9%
Mobile Offshore Production Systems			
Revenue	39,274	50,103	52,931
Gross Margin	8,361	12,443	17,136
Gross Margin %	21%	25%	32%
Operating Income	6,730	11,048	16,001
Operating Income %	17%	22%	30%
Total Oil and Gas			
Revenue	$ 1,820,678	$ 1,580,859	$ 1,151,757
Gross Margin	506,430	451,822	322,065
Gross Margin %	28%	29%	28%
Operating Income	396,952	363,684	255,199
Operating Income %	22%	23%	22%

In response to continued increasing demand to support deepwater drilling and identified future construction and production maintenance work, we continue to build new ROVs. These new vehicles are designed for use around the world in water depths of 10,000 feet or more. We added 21 and 31 ROVs in

2008 and 2007, respectively, while disposing of 11 units over the two-year period. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities.

For 2008 and 2007, our ROV revenue increased 18% and 30% over the respective prior years from improvements in average revenue per day-on-hire and growth in days on hire for our expanded work-class fleet. We grew our fleet size to 227 at December 31, 2008 from 210 at December 31, 2007 and 186 at December 31, 2006. Operating income increased by 32% in 2008 over 2007 and 30% in 2007 over 2006.

We anticipate ROV operating income to increase in 2009 as a result of a higher average fleet size. In addition to having a full year of service from the units we added during 2008, we expect to add approximately 24 to 30 ROVs in 2009.

Our Subsea Products revenue for 2008 and 2007 rose 25% and 43% over the respective prior year on increased sales of our specialty subsea products and umbilicals. In 2008, our operating margin percentage decreased from 18% to 15% due to higher costs of engineering and manufacturing on our first two blowout preventer ("BOP") control systems and slightly lower margins on several of our other specialty product lines. In 2007, our operating margin increased from 15% to 18% as a result of better design and pricing and improved manufacturing execution, including better throughput and resolution during 2006 of startup problems at our U.S. umbilical plant.

We anticipate our Subsea Products segment operating income in 2009 could be similar to 2008, with an anticipated decline in demand for our products offset by expected improvements in execution performance in our manufacturing operations. However, further project delays by our customers would result in a decrease in Subsea Products operating income from that of 2008. Our Subsea Products backlog was $298 million at December 31, 2008 compared to $338 million at December 31, 2007.

Our 2008 Subsea Projects operating income declined $20 million from 2007 on relatively flat revenue due to a softer market for our diving and shallow water vessel services, principally as a result of the substantial completion of work associated with damage caused by hurricanes in 2004 and 2005; costs incurred to mobilize the *Olympic Intervention IV* to the Gulf of Mexico and complete its preparation for service; and expenses we incurred associated with regulatory inspection of four of our vessels. The 2007 amount included a $3.5 million gain from the sale of an ROV support vessel. The revenue shortage from the factors mentioned above was partially offset by additional revenue from a full year of availability from the *Ocean Intervention III* and the fourth quarter utilization of the *Olympic Intervention IV*.

In 2007, our Subsea Projects segment experienced higher revenue and operating income than 2006 from an increase in hurricane damage-related projects. Our operating income rose by over 55% on an increase in revenue of 66%. We continued to experience favorable pricing for and utilization of our vessel and diving assets. Additionally, during the year we added a saturation diving system, placed *The Performer* back into service after its upgrade, and chartered and utilized two dynamically positioned vessels and a barge. Our margin percentages decreased due to the high third-party cost content of the chartered assets.

We anticipate our 2009 operating income for Subsea Projects to be less than in 2008, as we foresee a continuation of declining demand for our shallow water services and competitive pressure in our deepwater vessel market, due to an increase in industry vessel availability.

In 2008 and 2007, our Inspection revenue and margins continued to increase, due to strong growth in all of the geographic areas we serve. We continued to sell more value-added services at improved pricing.

We expect that our Inspection segment operating income will decrease in 2009, due to a lower exchange rate for the U.K. pound sterling against the U.S. dollar and decreased demand for our services.

Our Mobile Offshore Production Systems' two operating units continued to work under the same contracts. The decreases in margins in 2008 were the result of a $5.7 million impairment charge to reduce our investment in the *Ocean Pensador*, an oil tanker we are holding for possible conversion, to its fair value and the decline in the dayrate of the *Ocean Legend*, as per the customer renewal option terms in the existing contract. The decreases in margins in 2007 were the result of $2.8 million of expenses incurred to move the *Ocean Pensador* from the U.S. west coast to Southeast Asia in the fourth quarter of 2007, and the decline in the dayrate of the *Ocean Legend*, as per the customer renewal option terms in the existing contract. We moved the *Ocean Pensador* to better position it in the marketplace. The vessel is now closer to several shipyards capable of modifying it for production or storage service, either for us or another owner should we sell it.

We anticipate our Mobile Offshore Production Systems operating income in 2009 will decline from 2008 as a result of a lower dayrate going into effect in mid-May 2009 for the use of the *Ocean Legend*, as per the customer renewal option terms in the existing contract, and the anticipated end of the current contract on the *Ocean Producer* in early 2009.

Advanced Technologies. The table that follows sets out revenue and profitability for this segment.

	Year Ended December 31,		
(dollars in thousands)	2008	2007	2006
Revenue	$ 156,743	$ 162,221	$ 128,441
Gross Margin	21,596	25,561	19,862
Gross Margin %	14%	16%	15%
Operating Income	9,773	14,458	11,585
Operating Income %	6%	9%	9%

Our Advanced Technologies segment's 2008 operating income was lower than 2007 due to the completion in September 2007 of an engineering services contract that had been ongoing for more than five years.

Our Advanced Technologies segment's revenue and margins for 2007 increased from those of 2006 due to increased work for the U.S. Navy on submarine repair and maintenance and general engineering services.

We anticipate our Advanced Technologies 2009 operating income will be slightly higher than 2008.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. A portion of our restricted stock expense varies with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions. The table that follows sets out our unallocated expenses.

	Year Ended December 31,		
(dollars in thousands)	2008	2007	2006
Gross margin expenses	$ (63,226)	$ (64,098)	$ (45,806)
% of revenue	3%	4%	4%
Operating expenses	(89,167)	(88,519)	(72,448)
% of revenue	5%	5%	6%

Our unallocated gross margin and operating expenses increased in 2007, primarily due to higher compensation related to incentive plans as a result of record results and an escalation in information technology-related costs to support our growth.

Other. The table that follows sets forth our significant financial statement items below the operating income line.

	Year Ended December 31,		
(dollars in thousands)	2008	2007	2006
Interest income	$ 907	$ 1,198	$ 730
Interest expense, net of amounts capitalized	(13,485)	(15,333)	(12,920)
Equity earnings of unconsolidated affiliates:			
Medusa Spar LLC	1,894	3,779	11,213
Other	25	251	838
Other income (expense), net	321	(2,020)	(3,302)
Provision for income taxes	107,834	97,124	66,401

Interest expense decreased in 2008, primarily from lower interest rates on LIBOR-based borrowings under our revolving credit agreement and term loan. Interest expense increased in 2007, primarily because we used debt to partially finance capital expenditures and acquisitions. Interest expense is net of capitalized interest of $1.0 million and $0.1 million for 2007 and 2006, respectively. We capitalized less than $0.1 million of interest in 2008.

We earn equity income from our 50% investment in Medusa Spar LLC, which we acquired in December 2003. Medusa Spar LLC owns 75% of a production spar in the Gulf of Mexico and earns its revenue from fees charged on production processed through the facility. In 2007, we experienced a decrease in equity in earnings of unconsolidated affiliates from our investment in Medusa Spar LLC due to lower production throughput at the spar, and this trend continued in 2008. If the operator of the producing wells is able to either start producing from other zones in the existing wells, which are anticipated to have higher flow rates than the currently-producing zones, or connect more wells to the spar, the declining revenue trend would be reversed. However, we do not anticipate this will occur in 2009.

Our effective tax rate, including foreign, state and local taxes, was 35% for each of 2008, 2007 and 2006, which included favorable resolutions of uncertain tax positions of $0.6 million, $1.1 million, $1.3 million, respectively, related to certain tax liabilities we recorded in prior years. For 2009, we anticipate an effective tax rate of approximately 35%.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by SEC rules.

Contractual Obligations

At December 31, 2008, we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period				
	Total	2009	2010-2011	2012-2013	After 2013
Long-term Debt	$229,000	$105,000	$ 20,000	$104,000	$ -
Operating Leases	170,052	41,250	54,065	38,721	36,016
Purchase Obligations	76,743	76,743	-	-	-
Other Long-term Obligations reflected on our balance sheet under GAAP	35,391	379	1,696	2,822	30,494
TOTAL	$511,186	$223,372	$ 75,761	$145,543	$ 66,510

At December 31, 2008, we had outstanding purchase order commitments totaling $77 million, including approximately $20 million for ROV winches and control umbilicals for ROV units and $16 million for specialized steel tubes to be used in our manufacturing of steel tube umbilicals by our Subsea Products segment. The winches and ROV umbilicals have been ordered for new ROVs and for anticipated replacements due to normal wear and tear. We have ordered the specialized steel tubes in advance to meet expected sales commitments. Should we decide not to accept delivery of the steel tubes, we would incur cancellation charges of at least 10% of the amount canceled.

In November 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006 and in 2008. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following the sooner to occur of August 15, 2011 or the termination of his services to us. The amendment in 2006 included a lump-sum cash buyout, paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs. Our total accrued liabilities, current and long-term, under this post-employment benefit were $5.6 million and $4.8 million at December 31, 2008 and 2007, respectively.

Effects of Inflation and Changing Prices

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, using historical U.S. dollar accounting, or historical cost. Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs, either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for speculative or trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed- and floating-rate debt. See Note 4 of Notes to Consolidated Financial Statements included in this report for a description of our long-term debt agreements, interest rates and maturities. We believe significant interest rate changes would not have a material near term impact on our future earnings or cash flows. We have interest rate hedges in place on $100 million of floating rate debt under our revolving credit facility for the period August 2008 to August 2011. The hedges fix three-month LIBOR at 3.07% until August 2009 and at 3.31% for the period August 2009 to August 2011.

Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for several of our international operations is the applicable local currency. A stronger U.S. dollar against the U.K. pound sterling and the Norwegian kroner would result in lower operating income in our Inspection and ROV segments. We manage our exposure to changes in foreign exchange rates principally through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of ($106 million), $21 million and $17 million to our equity accounts in 2008, 2007 and 2006, respectively. Negative adjustments reflect the net impact of the strengthening of the U.S. dollar against various foreign currencies for locations where the functional currency is not the U.S. dollar. Conversely, positive adjustments reflect the effect of a weakening dollar.

We recorded foreign currency transaction gains (losses) of $0.7 million, ($0.3 million) and ($2.5 million) in our Consolidated Income Statements in 2008, 2007 and 2006, respectively, related to our foreign operations. In 2006, the majority of our foreign currency losses related to our U.K. operations. Some of our U.K. subsidiary's revenue is from U.S. dollar-denominated contracts; if the U.S. dollar weakens against the British pound sterling, we will incur currency losses for the period the related accounts receivable are outstanding.

CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We developed our internal control over financial reporting through a process in which our management applied its judgment in assessing the costs and benefits of various controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of controls is based in part on various assumptions about the likelihood of future events, and we cannot assure you that any system of controls will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial reporting controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and an evaluation of our overall control environment. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Ernst & Young LLP, an independent registered public accounting firm, has audited our internal control over financial reporting, as stated in their report which follows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited Oceaneering International, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oceaneering International, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oceaneering International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oceaneering International, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2008 of Oceaneering International, Inc. and our report dated February 25, 2009 expressed an unqualified opinion thereon.


Ernst + Young LLP

Houston, Texas
February 25, 2009

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. As discussed in Note 1, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oceaneering International, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.


Ernst + Young LLP

Houston, Texas
February 25, 2009

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2008	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 11,200**	$ 27,110
Accounts receivable, net of allowances for doubtful accounts	**446,719**	370,612
Inventory and other current assets	**289,786**	272,847
Total Current Assets	**747,705**	670,569
Property and Equipment, at cost	**1,351,839**	1,247,262
Less accumulated depreciation	**654,409**	609,155
Net Property and Equipment	**697,430**	638,107
Other Assets:		
Goodwill	**118,706**	111,951
Investments in unconsolidated affiliates	**63,930**	64,655
Other	**42,249**	46,158
Total other assets	**224,885**	222,764
Total Assets	**$ 1,670,020**	$ 1,531,440
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 92,511**	$ 76,841
Accrued liabilities	**244,035**	235,748
Income taxes payable	**20,781**	26,386
Total Current Liabilities	**357,327**	338,975
Long-term Debt	**229,000**	200,000
Other Long-term Liabilities	**116,039**	77,155
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 55,417,044 and 55,075,238 shares issued	**13,854**	13,769
Additional paid-in capital	**224,245**	210,388
Treasury stock; 941,600 and 0 shares, at cost	**(52,419)**	-
Retained earnings	**850,690**	651,304
Accumulated other comprehensive income	**(68,716)**	39,849
Total shareholders' equity	**967,654**	915,310
Total Liabilities and Shareholders' Equity	**$ 1,670,020**	$ 1,531,440

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2008	2007	2006
Revenue	**$ 1,977,421**	$ 1,743,080	$ 1,280,198
Cost of services and products	**1,512,621**	1,329,795	984,077
Gross Margin	**464,800**	413,285	296,121
Selling, general and administrative expense	**147,242**	123,662	101,785
Income from Operations	**317,558**	289,623	194,336
Interest income	**907**	1,198	730
Interest expense, net of amounts capitalized	**(13,485)**	(15,333)	(12,920)
Equity earnings of unconsolidated affiliates	**1,919**	4,030	12,051
Other income (expense), net	**321**	(2,020)	(3,302)
Income before Income Taxes	**307,220**	277,498	190,895
Provision for income taxes	**107,834**	97,124	66,401
Net Income	**$ 199,386**	$ 180,374	$ 124,494
Basic Earnings per Share	**$ 3.63**	$ 3.29	$ 2.31
Diluted Earnings per Share	**$ 3.58**	$ 3.24	$ 2.26
Weighted average number of common shares	**54,949**	54,786	53,990
Incremental shares from stock equivalents	**773**	969	1,001
Weighted average number of common shares and equivalents	**55,722**	55,755	54,991

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, **2008**	2007	2006
Cash Flows from Operating Activities:			
Net income	**$199,386**	$180,374	$124,494
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including impairment charge	**115,029**	93,776	80,456
Deferred income tax provision (benefit)	**45,876**	10,265	(4,260)
Gain on asset sales	**(5,460)**	(4,198)	-
Noncash compensation	**7,956**	5,337	4,000
Distributions from unconsolidated affiliates greater than (less than) earnings	**725**	(33)	(2,898)
Increase (decrease) in cash from:			
Accounts receivable, net	**(71,903)**	(55,357)	(45,758)
Inventory and other current assets	**(15,968)**	(95,726)	(74,207)
Other assets	**4,527**	1,462	(4,415)
Currency translation effect on working capital	**(44,224)**	14,918	7,292
Accounts payable	**14,602**	6,064	6,471
Accrued liabilities	**10,265**	55,676	37,904
Income taxes payable	**(7,618)**	(2,470)	12,663
Other long-term liabilities	**(5,279)**	(1,213)	9,502
Total adjustments to net income	**48,528**	28,501	26,750
Net Cash Provided by Operating Activities	**247,914**	208,875	151,244
Cash Flows from Investing Activities:			
Business acquisitions, net of cash acquired	**(42,976)**	(25,099)	(1,491)
Purchases of property and equipment	**(209,301)**	(208,696)	(192,351)
Dispositions of property and equipment	**5,886**	6,941	6,826
Net Cash Used in Investing Activities	**(246,391)**	(226,854)	(187,016)
Cash Flows from Financing Activities:			
Net (payments) proceeds from revolving credit facility	**(36,000)**	25,561	40,000
Payments of 6.72% Senior Notes	**(20,000)**	(20,000)	(20,000)
Proceeds from Term Loan	**85,000**	-	-
Proceeds from issuance of common stock	**1,726**	5,277	8,320
Excess tax benefits from stock-based compensation	**6,770**	8,023	7,372
Purchases of treasury stock	**(54,929)**	-	-
Net Cash Provided by (Used in) Financing Activities	**(17,433)**	18,861	35,692
Net Increase (Decrease) in Cash and Cash Equivalents	**(15,910)**	882	(80)
Cash and Cash Equivalents – Beginning of Period	**27,110**	26,228	26,308
Cash and Cash Equivalents – End of Period	**$ 11,200**	$ 27,110	$ 26,228

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amounts	Additional Paid-in Capital	Unearned Compen-sation
Balance, December 31, 2005	**53,558**	**$ 13,390**	**$ 172,656**	**$ (219)**
Comprehensive Income:				
Net Income	-	-	-	-
Change in fair value of interest rate hedge, net of tax	-	-	-	-
Pension-related adjustments, net of tax	-	-	-	-
Translation adjustments	-	-	-	-
Total Comprehensive Income	-	-	-	-
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-
Restricted stock expense	228	57	2,604	1,060
Restricted stock forfeitures	-	-	73	-
Restricted stock grant	32	8	856	(917)
Stock options exercised	622	155	8,092	-
Stock options expense	-	-	333	-
Tax benefits from stock plans	-	-	7,372	-
Balance, December 31, 2006	54,440	13,610	191,986	(76)
Adjustment to initially apply FIN No. 48, net of tax	-	-	-	-
Adjusted balance, January 1, 2007	54,440	13,610	191,986	(76)
Comprehensive Income:				
Net Income	-	-	-	-
Change in fair value of interest rate hedge, net of tax	-	-	-	-
Pension-related adjustments, net of tax	-	-	-	-
Translation adjustments	-	-	-	-
Total Comprehensive Income	-	-	-	-
Restricted stock expense	228	57	3,995	1,281
Restricted stock grant	32	8	1,306	(1,314)
Stock options exercised	375	94	5,183	-
Stock options expense	-	-	4	-
Tax benefits from stock plans	-	-	8,023	-
Balance, December 31, 2007	55,075	13,769	210,497	(109)
Comprehensive Income:				
Net Income	-	-	-	-
Change in fair value of interest rate hedge and other, net of tax	-	-	-	-
Pension-related adjustments, net of tax	-	-	-	-
Translation adjustments	-	-	-	-
Total Comprehensive Income	-	-	-	-
Restricted stock expense	224	56	5,965	1,935
Restricted stock grant	32	8	1,984	(1,992)
Stock options exercised	86	21	(805)	-
Tax benefits from stock plans	-	-	6,770	-
Treasury stock purchases, 986,400 shares	-	-	-	-
Balance, December 31, 2008	**55,417**	**$ 13,854**	**$ 224,411**	**$ (166)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

		Accumulated Other Comprehensive Income (Loss)			
Treasury Stock	Retained Earnings	Fair Value of Hedging Instruments	Currency Translation Adjustments	Pension	Total
$ -	**$348,031**	**$ 518**	**$ 4,291**	**$ (2,549)**	**$536,118**
-	124,494	-	-	-	124,494
-	-	(165)	-	-	(165)
-	-	-	-	843	843
-	-	-	17,282	-	17,282
-	124,494	(165)	17,282	843	142,454
-	-	-	-	(1,501)	(1,501)
-	-	-	-	-	3,721
(73)	-	-	-	-	-
-	-	-	-	-	(53)
73	-	-	-	-	8,320
-	-	-	-	-	333
-	-	-	-	-	7,372
-	472,525	353	21,573	(3,207)	696,764
-	(1,595)	-	-	-	(1,595)
-	470,930	353	21,573	(3,207)	695,169
-	180,374	-	-	-	180,374
-	-	(277)	-	-	(277)
-	-	-	-	396	396
-	-	-	21,011	-	21,011
-	180,374	(277)	21,011	396	201,504
-	-	-	-	-	5,333
-	-	-	-	-	-
-	-	-	-	-	5,277
-	-	-	-	-	4
-	-	-	-	-	8,023
-	651,304	76	42,584	(2,811)	915,310
-	199,386	-	-	-	199,386
-	-	(3,133)	-	-	(3,133)
-	-	-	-	641	641
-	-	-	(106,073)	-	(106,073)
-	199,386	(3,133)	(106,073)	641	90,821
-	-	-	-	-	7,956
-	-	-	-	-	-
2,510	-	-	-	-	1,726
-	-	-	-	-	6,770
(54,929)	-	-	-	-	(54,929)
$ (52,419)	**$850,690**	**$ (3,057)**	**$ (63,489)**	**$ (2,170)**	**$967,654**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, *Consolidation of Variable Interest Entities,* if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We use the equity method to account for our investments in unconsolidated affiliated companies of which we own an equity interest of between 20% and 50% and as to which we have significant influence, but not control, over operations. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts

The following table sets forth the activity of our allowances for doubtful accounts receivable:

(in thousands)	Balance at beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2006	$ 112	$ -	$ 2	$ -	$ 114
For the year ended December 31, 2007	$ 114	$ 964	$ 49	$ 103	$ 1,024
For the year ended December 31, 2008	$ 1,024	$ 455	$ 121	$ 108	$ 1,492

We determine the need for allowances for doubtful accounts using the specific identification method. We do not generally require collateral from our customers.

Inventory and Other Current Assets

Inventory and other current assets consisted of the following:

(in thousands)	December 31, 2008	2007
Inventory for remotely operated vehicles	$ 104,892	$ 84,467
Other inventory, primarily raw materials	130,690	140,943
Deferred income taxes	14,627	13,576
Prepaids and other	39,577	33,861
Total	$ 289,786	$ 272,847

Inventory is valued at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment

We provide for depreciation of property and equipment on the straight-line method over estimated useful lives of three to 20 years for marine services equipment (such as ROVs, vessels and diving equipment), up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. This Staff Position prohibits companies from recognizing planned major maintenance costs by accruing a liability over several reporting periods before the maintenance is performed — the accrue-in-advance method. We previously used the accrue-in-advance method for anticipated drydocking of our vessels. This Staff Position was effective for us beginning January 1, 2007, and we have since charged drydocking expenses to the income statement as incurred. There was no material effect on our financial statements from the change.

We capitalize interest on assets where the construction period is anticipated to be more than three months. We capitalized $1.0 million and $0.1 million of interest in 2007 and 2006, respectively. We capitalized less than $0.1 million of interest in 2008. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, which are held and used by us, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using quoted market prices less cost to sell. Assets are classified as held-for-sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. In 2008, we recorded an impairment charge of $5.7 million to reduce our investment in the *Ocean Pensador,* an oil tanker we are holding for possible conversion, to its fair value, based on steel commodity prices. This impairment charge was recorded in our cost of services and products in our Mobile Offshore Production Systems segment.

Business Acquisitions

In March 2008, we purchased GTO Subsea AS ("GTO"), a Norwegian rental provider of specialized subsea dredging equipment, including ROV-deployed units, to the offshore oil and gas industry for $40 million. We accounted for this acquisition using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. Our goodwill, all nondeductible, associated with the acquisition was $23.2 million, and other intangible assets were $8.1 million. The results of operations of GTO are included in our consolidated statements of income from the date of acquisition.

In July 2007, we acquired Ifokus Engineering AS ("Ifokus"), a designer and manufacturer of specialty subsea products based in Norway, for $20 million. We accounted for this acquisition using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. Our goodwill, all nondeductible, associated with the acquisition was $18 million, and other intangible assets were $2 million. The results of operations of Ifokus are included in our consolidated statements of income from the date of acquisition.

We also made several smaller acquisitions during the periods presented.

The above acquisitions were not material. As a result, we have not included pro forma information related to the acquisitions in this report.

Goodwill and Intangible Assets

In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we tested the goodwill attributable to each of our reporting units for impairment as of December 31, 2008, 2007 and 2006 and concluded that there was no impairment. Our reporting units are the operating units one level below our business segments, except for Inspection, which is tested as a single reporting unit. We estimated fair value using discounted cash flow methodologies and market comparable information.

Within our balance sheet caption Other Assets: Other, at December 31, 2008 and 2007, we have $21.4 million and $15.7 million, respectively, of intangible assets, primarily acquired in connection with business combinations. These intangible assets include trade names, intellectual property and customer relationships, and are being amortized over a weighted average remaining life of approximately 11 years.

Revenue Recognition

We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products segment, and occasionally in our Subsea Projects and Advanced Technologies segments, using the percentage-of-completion method. In 2008, we accounted for 16% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Revenue in Excess of Amounts Billed is classified as accounts receivable and relates to recoverable costs and accrued profits on contracts in progress. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed on uncompleted fixed-price contracts accounted for using the percentage-of-completion method is summarized as follows:

(in thousands)	December 31, 2008	December 31, 2007
Revenue recognized	$ 173,625	$ 193,473
Less: Billings to customers	(136,113)	(171,070)
Revenue in excess of amounts billed	$ 37,512	$ 22,403

Billings in Excess of Revenue Recognized on uncompleted fixed-price contracts accounted for using the percentage-of-completion method are summarized as follows:

(in thousands)	December 31, 2008	December 31, 2007
Amounts billed to customers	$ 18,263	$ 56,434
Less: Revenue recognized	(11,578)	(46,022)
Billings in excess of revenue recognized	$ 6,685	$ 10,412

Stock-Based Compensation

We account for share-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R requires all share-based payments to directors, officers and employees, including grants of stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS No. 123R applies to all awards granted after December 31, 2005 and to awards modified, repurchased or canceled after that date, as well as the unvested portion of awards granted prior to December 31, 2005. Existing option grants caused us to recognize an additional amount of less than $0.01 per diluted share of share-based compensation expense for 2006, under the modified prospective transition alternative that we elected.

In light of the accounting expense recognition requirements established by SFAS No. 123R, the Compensation Committee of our Board of Directors has expressed its intention to refrain from using stock options as a component of compensation for our executive officers and other employees for the foreseeable future. Additionally, our Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future. No stock options have been granted since 2005. For more information on our employee benefit plans, see Note 8.

Income Taxes

We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for differences between carrying amounts of assets and liabilities for financial and tax reporting purposes. Our policy is to provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity. We provide a valuation allowance against deferred tax assets when it is more likely than not that the asset will not be realized.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the criteria for recognizing income tax benefits under SFAS No. 109, *Accounting for Income Taxes*, and requires financial statement disclosures about uncertain tax positions. Effective January 1, 2007, we adopted FIN 48. Under FIN 48, the financial statement recognition of the benefit for a tax position depends on the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We made an adjustment of $1.6 million to reduce our retained earnings as of January 1, 2007 to record the effect of our adoption of this interpretation.

Foreign Currency Translation

The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income. We recorded $0.7 million, ($0.3 million) and ($2.5 million) of foreign currency gains (losses) in 2008, 2007 and 2006, respectively, and those amounts are included as a component of Other income (expense), net.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively.

Financial Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Reclassifications

Certain amounts from prior periods have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Pension and Postretirement Benefits

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 requires us to recognize the funded status of the pension and postretirement plans in our balance sheet, along with a corresponding noncash, after-tax adjustment to shareholders' equity. Funded status is determined as the difference between the fair value of plan assets and the projected benefit obligation. Changes in the funded status will be recognized in other comprehensive income (loss). We adopted SFAS No. 158 at the end of 2006, as required.

New Accounting Standards

The following is a summary of recent accounting pronouncements that are applicable to us.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, except as otherwise specified therein. The effective date for the application of SFAS No. 157 to certain items was deferred to January 1, 2009 by FASB Staff Position ("FSP") No. 157-2, and this statement will be effective for us at that time. We have adopted SFAS No. 157 as required for the items where applicability was not deferred. In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. This FASB Staff Position became effective immediately and is intended to clarify the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R still requires purchase accounting in business combinations, but it:

- requires an acquirer to recognize all assets and liabilities acquired at the acquisition date, measured at their fair values as of that date, with limited exceptions;
- requires the expensing of all transaction costs and restructuring charges;
- requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities at the full amounts of their fair market values at the acquisition date; and
- requires the acquirer to recognize contingent consideration, including earn-out arrangements, at the acquisition date, measured at its fair value at that date, with subsequent changes to be recognized in earnings.

SFAS No. 141R will apply to any acquisitions we complete on or after January 1, 2009, and earlier adoption is not allowed.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 160 requires that revenue, expenses, gains, losses, net income or loss and other comprehensive income be reported in the consolidated financial statements at the consolidated amounts, and that the amount of net income attributable to the noncontrolling interest (commonly called minority interest) be reported separately in the consolidated statement of income. SFAS No. 160 also requires that the minority ownership interest in subsidiaries be separately presented in the consolidated balance sheets within equity. We currently report the net income attributable to minority interests within our consolidated statements of income below operating income, and we report minority interest ownership on our consolidated balance sheets in other long-term liabilities. These items have not been material to us to date. SFAS No. 160 requires prospective application for us effective January 1, 2009, and earlier adoption is not allowed; however, presentation and disclosure are retroactively required.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of these activities on an entity's financial position, financial performance and cash flows. It will be effective for our first quarter 2009 financial statements, with early application encouraged.

In June 2008, the FASB issued FSP No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("EITF 03-6-1"). EITF 03-6-1 states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, *Earnings per Share*. EITF 03-6-1 requires prospective application for us effective January 1, 2009, and earlier adoption is not allowed; however, prior period earnings per share data will be adjusted retrospectively to conform to EITF 03-6-1.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Our investments in unconsolidated affiliates consisted of the following:

	December 31,		
(in thousands)	2008	2007	2006
Medusa Spar LLC	$ 62,583	$ 63,183	$ 63,149
Other	1,347	1,472	1,347
	$ 63,930	$ 64,655	$ 64,496

In December 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million. Medusa Spar LLC owns a 75% interest in a production spar platform. Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed (throughput). Medusa Spar LLC financed its acquisition of its 75% interest in the production spar platform using approximately 50% debt and 50% equity from its equity holders. The debt was repaid in 2008. We believe our maximum exposure to loss from our investment in Medusa Spar LLC is our $63 million investment. Medusa Spar LLC is a variable interest entity. We are not the primary beneficiary under FIN 46(R), since we own 50%, do not manage the operations of the asset it owns and another owner guaranteed the revenue stream necessary for it to repay its debt. As we are not the primary beneficiary, we are accounting for our investment in Medusa Spar LLC under the equity method of accounting. Summarized 100% financial information relative to Medusa Spar LLC and a reconciliation of the underlying equity in net assets to our carrying value follows.

(in thousands)	2008	December 31, 2007	2006
Medusa Spar LLC			
Condensed Balance Sheets			
ASSETS			
Cash and cash equivalents	$ 3,520	$ 18,181	$ 18,932
Other current assets	2,456	879	1,487
Property and Equipment, net	119,506	128,983	138,461
Other Non-Current Assets	-	378	979
Total Assets	$ 125,482	$ 148,421	$ 159,859
LIABILITIES AND MEMBERS' EQUITY			
Current Maturities of Long-Term Debt	$ -	$ 8,810	$ 11,499
Other Current Liabilities	17	16	24
Total Current Liabilities	17	8,826	11,523
Long-Term Debt, net of current maturities	-	12,928	21,738
Other Comprehensive Income	-	233	1,097
Members' Equity	125,465	126,434	125,501
Total Liabilities and Members' Equity	$ 125,482	$ 148,421	$ 159,859
Condensed Statements of Operations			
Revenue	$ 14,455	$ 18,839	$ 34,216
Depreciation	(9,478)	(9,478)	(9,477)
General and Administrative	(118)	(112)	(109)
Interest	(832)	(1,451)	(1,935)
Net Income	$ 4,027	$ 7,798	$ 22,695
Reconciliation of the Carrying Value of the Investment to Underlying Equity in Net Assets:			
Underlying Equity in Net Assets - 50%	$ 62,733	$ 63,217	$ 62,751
Basis Differences	(150)	(34)	398
Carrying Value of Investment in Medusa Spar LLC in the Consolidated Financial Statements	$ 62,583	$ 63,183	$ 63,149

Our 50% share of the cumulative undistributed earnings of Medusa Spar LLC was $20.9 million and $21.4 million at December 31, 2008 and 2007, respectively.

3. INCOME TAXES

Effective January 1, 2007, we adopted FIN 48. This interpretation clarifies the criteria for recognizing income tax benefits under SFAS No. 109, and requires disclosures about uncertain tax positions. Under FIN 48, the financial statement recognition of the benefit for a tax position depends on the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We made an adjustment of $1.6 million to our retained earnings account as of January 1, 2007 to record the effect of our adoption of this interpretation.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We charged $0.4 million to income tax expense in 2008 for penalties and interest taken on our financial statements on uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $3.2 million on our balance sheet at December 31, 2008. Including associated foreign tax credits and penalties and interest, we have accrued a total of $5.7 million in the caption "other long-term liabilities" on our balance sheet for unrecognized tax benefits. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, not including associated foreign tax credits and penalties and interest, is as follows:

	Year Ended December 31,	
(in thousands)	2008	2007
Beginning of year	$ 7,450	$ 7,001
Additions based on tax positions related to the current year	1,354	1,392
Reductions for expiration of statutes of limitations	(402)	(587)
Settlements	-	(356)
Balance at end of year	$ 8,402	$ 7,450

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries, including acquired companies from their respective dates of acquisition. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates. The following table sets forth our provisions for income taxes.

	Year Ended December 31,		
(in thousands)	2008	2007	2006
U.S. federal and state	$ 56,096	$ 54,040	$ 37,384
Foreign	51,738	43,084	29,017
Total provision	$ 107,834	$ 97,124	$ 66,401
Current	$ 61,958	$ 86,859	$ 70,661
Deferred	45,876	10,265	(4,260)
Total provision	$ 107,834	$ 97,124	$ 66,401
Cash taxes paid	$ 66,594	$ 82,171	$ 49,876

As of December 31, 2008 and 2007, our worldwide deferred tax assets, liabilities and net deferred tax liabilities were as follows:

(in thousands)	December 31, 2008	December 31, 2007
Deferred tax assets:		
Deferred compensation	$ 21,014	$ 26,297
Foreign tax credit carryforwards	4,747	3,236
Accrued expenses	6,578	7,009
Deferred income	5,581	3,557
Net operating loss carryforwards	866	1,483
Other	6,894	12,067
Gross deferred tax assets	45,680	53,649
Valuation allowance	-	-
Total deferred tax assets	$ 45,680	$ 53,649
Deferred tax liabilities:		
Property and equipment	$ 54,506	$ 37,664
Basis difference in equity investments	16,058	15,059
Unremitted foreign earnings	10,497	7,509
Other	22,196	6,398
Total deferred tax liabilities	$ 103,257	$ 66,630
Net deferred income tax liability	$ 57,577	$ 12,981

Our net deferred tax liability is reflected on our balance sheet as follows:

(in thousands)	December 31, 2008	December 31, 2007
Deferred tax liabilities	$ 72,204	$ 26,557
Current deferred assets	(14,627)	(13,576)
Net deferred income tax liability	$ 57,577	$ 12,981

We have $17 million of earnings of our Swiss subsidiary, Oceaneering International AG, that we consider indefinitely reinvested outside the U.S. and that we do not expect to repatriate. None of our foreign tax credits are scheduled to expire before December 31, 2018.

We currently have no valuation allowances for deferred tax assets. We conduct business through several foreign subsidiaries and, although we expect our consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes, are reconciled to the actual provisions for income taxes as follows:

(in thousands)	Year Ended December 31, 2008	2007	2006
Computed U.S. statutory expense	$ 107,527	$ 97,124	$ 66,862
State and local taxes and other, net	307	-	(461)
Total provision for income taxes	$ 107,834	$ 97,124	$ 66,401

Included in the line for state and local taxes and other, net, for 2008, 2007 and 2006 are credits of $0.6 million, $1.1 million and $1.3 million, respectively, from resolution of tax contingencies related to certain tax liabilities we recorded in prior years.

The following lists the earliest tax years open to examination by tax authorities where we have significant operations:

Jurisdiction	Periods
United States	2005
United Kingdom	2006
Norway	2000
Angola	2003
Nigeria	2002
Brazil	2003
Australia	2005
Canada	2005

4. DEBT

Long-term Debt consisted of the following:

	December 31,	
(in thousands)	2008	2007
6.72% Senior Notes	$ 40,000	$ 60,000
Term Loan	85,000	-
Revolving credit facility	104,000	140,000
Long-term Debt	$ 229,000	$ 200,000

We have $40 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in two remaining equal annual installments each September through 2010.

In September 2008, we signed a one-year, unsecured term loan agreement providing for borrowings of up to $85 million. In October 2008, we borrowed the $85 million and used the proceeds to repay borrowings under our revolving credit facility. Under the Term Loan, we have the option to borrow at the London Interbank Offered Rate ("LIBOR") plus a margin of 1.75% or at the agent bank's prime rate plus 0.75%.

As of December 31, 2008, we had a $300 million revolving credit facility under an agreement (the "Credit Agreement") that currently extends to January 2012. We have to pay a commitment fee ranging from 0.125% to 0.175% on the unused portion of the facility, depending on our debt-to-capitalization ratio. Under the Credit Agreement, we have the option to borrow at LIBOR plus a margin ranging from 0.50% to 1.25%, depending on our debt-to-capitalization ratio, or at the agent bank's prime rate. At December 31, 2008, we had $104 million of borrowings outstanding under the Credit Agreement and $196 million available for borrowing. The weighted average interest rates on all our outstanding borrowings were 4.3% and 6.2% at December 31, 2008 and 2007, respectively.

The 6.72% Senior Notes contain restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of our consolidated net income after April 1,

1998, plus cash proceeds from any sales of our common stock. The Credit Agreement contains restrictive covenants as to debt-to-capitalization ratio and interest coverage.

We have interest rate hedges in place on $100 million of floating rate debt under our revolving credit facility for the period August 2008 to August 2011. The hedges fix three-month LIBOR at 3.07% until August 2009 and at 3.31% for the period August 2009 to August 2011. We estimated the fair value of the interest rate hedges to be a liability of $4.2 million at December 31, 2008. This liability valuation was arrived at using a discounted cash flow model, which we believe uses Level 2 inputs, and is reflected on our balance sheet as $1.5 million in current accrued liabilities and $2.7 million in other long-term liabilities.

Scheduled maturities of Long-term Debt outstanding as of December 31, 2008 were as follows:

(in thousands)	6.72% Notes	Term Loan	Revolving Credit	Total
2009	$ 20,000	$ 85,000	$ -	$ 105,000
2010	20,000	-	-	20,000
2011	-	-	-	-
2012	-	-	104,000	104,000
Total	$ 40,000	$ 85,000	$ 104,000	$ 229,000

Maturities in 2009 are not classified as current as of December 31, 2008, since we are able and have the intent to extend the stated maturities by borrowing amounts equal to the 2009 maturities under the revolving credit facility, with a maturity date after one year.

We made cash interest payments, net of amounts capitalized, of $13.6 million, $15.2 million and $13.2 million in 2008, 2007 and 2006, respectively.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2008, we occupied several facilities under noncancellable operating leases expiring at various dates through 2025. Future minimum rentals under all of our operating leases, including vessel rentals, are as follows:

(in thousands)	
2009	$ 41,250
2010	28,351
2011	25,714
2012	24,088
2013	14,633
Thereafter	36,016
Total Lease Commitments	$ 170,052

The above table includes $71 million related to the five-year time charter of a vessel and crew, which began in the third quarter of 2008. Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $79 million, $82 million and $34 million for 2008, 2007 and 2006, respectively.

Insurance

We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent, and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for all known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using management estimates and based on prior experience. We believe that we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. Although we cannot predict the ultimate outcome of these matters, we believe the ultimate liability, if any, that may result from these actions and claims will not materially affect our results of operations, cash flow or financial position.

Letters of Credit

We had $23 million and $21 million in letters of credit outstanding as of December 31, 2008 and 2007, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure.

At December 31, 2008, we had interest rate swaps in place related to $100 million of debt under our revolving credit agreement. The fair value of the interest rate swap is deferred in accumulated other comprehensive income and is subsequently reclassified into earnings in the periods in which the hedged interest payments on the variable rate debt affect earnings.

Other financial instruments that potentially subject us to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short-term nature, carrying values of our accounts receivable and accounts payable approximate fair market value.

We estimated the fair value of our $40 million of 6.72% Senior Notes to be approximately equal to their face value as of December 31, 2008. We arrived at this estimate by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

6. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We are a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of our applied technology expertise, we also serve the defense and aerospace industries. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects, Mobile Offshore Production Systems and Inspection. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies a variety of built-to-order specialty subsea hardware. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used primarily in inspection, repair and maintenance and installation activities. Our Inspection segment provides customers with a wide range of third-party inspection services to satisfy contractual structural specifications, internal safety standards and regulatory requirements. Our Mobile Offshore Production Systems segment provides offshore production facilities through two mobile offshore production systems that we own and a 50%-owned entity, which owns 75% of another system. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

The table that follows presents Revenue, Income from Operations, Depreciation and Amortization Expense and Equity Earnings of Unconsolidated Affiliates by business segment:

(in thousands)	Year Ended December 31, 2008	2007	2006
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$ 625,921	$ 531,381	$ 410,256
Subsea Products	649,857	521,937	364,510
Subsea Projects	256,517	257,752	155,046
Inspection	249,109	219,686	169,014
Mobile Offshore Production Systems	39,274	50,103	52,931
Total Oil and Gas	1,820,678	1,580,859	1,151,757
Advanced Technologies	156,743	162,221	128,441
Total	$ 1,977,421	$ 1,743,080	$ 1,280,198
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 190,343	$ 144,242	$ 111,022
Subsea Products	96,046	92,804	53,645
Subsea Projects	72,816	92,841	59,585
Inspection	31,017	22,749	14,946
Mobile Offshore Production Systems	6,730	11,048	16,001
Total Oil and Gas	396,952	363,684	255,199
Advanced Technologies	9,773	14,458	11,585
Unallocated Expenses	(89,167)	(88,519)	(72,448)
Total	$ 317,558	$ 289,623	$ 194,336
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 55,948	$ 46,305	$ 40,357
Subsea Products	22,016	17,201	12,307
Subsea Projects	11,129	9,111	6,642
Inspection	3,691	3,137	2,449
Mobile Offshore Production Systems	16,690	13,510	13,168
Total Oil and Gas	109,474	89,264	74,923
Advanced Technologies	1,425	1,438	2,167
Unallocated Expenses	4,130	3,074	3,366
Total	$ 115,029	$ 93,776	$ 80,456
Equity Earnings of Unconsolidated Affiliates			
Mobile Offshore Production Systems	$ 1,894	$ 3,779	$ 11,213
Advanced Technologies	25	251	838
Total	$ 1,919	$ 4,030	$ 12,051

We determine income from operations for each business segment before interest income or expense, other income (expense), minority interests and provision for income taxes. We do not consider an allocation of these items to be practical.

Depreciation and amortization expense for Mobile Offshore Production Systems in 2008 includes an impairment charge of $5.7 million to reduce our investment in the *Ocean Pensador* to fair value.

During 2007, revenue from one customer, BP plc and subsidiaries, in our oil and gas business segments accounted for 14% of our total consolidated revenue. No individual customer accounted for more than 10% of our consolidated revenue during 2008 or 2006.

The following table presents Assets, Property and Equipment and Goodwill by business segment as of the dates indicated:

	December 31,	
(in thousands)	2008	2007
Assets		
Oil and Gas		
Remotely Operated Vehicles	$ 636,913	$ 550,040
Subsea Products	578,617	518,790
Subsea Projects	164,749	140,870
Inspection	64,218	69,996
Mobile Offshore Production Systems	111,406	128,969
Total Oil and Gas	1,555,903	1,408,665
Advanced Technologies	43,259	42,185
Corporate and Other	70,858	80,590
Total	$ 1,670,020	$ 1,531,440
Property and Equipment, net		
Oil and Gas		
Remotely Operated Vehicles	$ 364,043	$ 306,260
Subsea Products	161,498	151,064
Subsea Projects	97,873	95,476
Inspection	10,628	9,526
Mobile Offshore Production Systems	43,265	58,273
Total Oil and Gas	677,307	620,599
Advanced Technologies	6,170	4,761
Corporate and Other	13,953	12,747
Total	$ 697,430	$ 638,107
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 25,614	$ 27,734
Subsea Products	68,997	56,783
Inspection	13,641	16,980
Total Oil and Gas	108,252	101,497
Advanced Technologies	10,454	10,454
Total	$ 118,706	$ 111,951

All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

The following table presents Capital Expenditures by business segment for the periods indicated:

(in thousands)	Year Ended December 31, 2008	2007	2006
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$ 146,363	$ 121,643	$ 112,838
Subsea Products	78,424	65,727	38,000
Subsea Projects	12,730	27,901	23,620
Inspection	6,558	14,801	3,353
Mobile Offshore Production Systems	208	650	13,614
Total Oil and Gas	244,283	230,722	191,425
Advanced Technologies	2,806	621	1,137
Corporate and Other	5,188	2,452	1,280
Total	$ 252,277	$ 233,795	$ 193,842

Capital expenditures in the table above include the costs of business acquisitions.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2008	2007	2006
Revenue			
Foreign:			
West Africa	$ 284,523	$ 225,879	$ 151,580
United Kingdom	251,660	242,680	156,328
Norway	231,632	176,467	105,373
Brazil	116,919	78,662	46,925
Asia	108,090	90,223	55,481
Other	69,755	66,749	84,150
Total Foreign	1,062,579	880,660	599,837
United States	914,842	862,420	680,361
Total	$ 1,977,421	$ 1,743,080	$ 1,280,198
Long-Lived Assets			
Foreign:			
Europe	$ 199,703	$ 180,911	$ 120,321
West Africa	88,895	81,647	69,230
Australia	32,620	40,091	47,589
Brazil	32,745	25,447	22,133
Asia	45,462	37,380	14,319
Other	17,197	7,551	8,844
Total Foreign	416,622	373,027	282,436
United States	486,264	462,109	408,979
Total	$ 902,886	$ 835,136	$ 691,415

Revenue is based on location where services are performed and products are manufactured.

Additional Income Statement Detail

The following schedule shows our revenue, costs and gross margins by services and products:

(in thousands)	Year Ended December 31, 2008	2007	2006
Revenue:			
Services	$ 1,311,149	$ 1,193,797	$ 893,335
Products	666,272	549,283	386,863
Total revenue	1,977,421	1,743,080	1,280,198
Cost of Services and Products:			
Services	935,752	860,582	634,243
Products	513,643	405,115	304,028
Unallocated expenses	63,226	64,098	45,806
Total cost of services and products	1,512,621	1,329,795	984,077
Gross margin:			
Services	375,397	333,215	259,092
Products	152,629	144,168	82,835
Unallocated expenses	(63,226)	(64,098)	(45,806)
Total gross margin	$ 464,800	$ 413,285	$ 296,121

7. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities and other long-term liabilities consisted of the following:

(in thousands)	December 31, 2008	2007
Accrued Liabilities:		
Payroll and related costs	$ 143,613	$ 135,807
Accrued job costs	62,112	48,814
Deferred revenue, including billings in excess of revenue recognized	17,559	28,770
Self-insurance reserves for claims expected to be paid within one year	2,670	1,775
Other	18,081	20,582
Total Accrued Liabilities	$ 244,035	$ 235,748
Other Long-Term Liabilities:		
Deferred income taxes	$ 72,204	$ 26,557
Supplemental Executive Retirement Plan	16,921	22,444
Accrued post-employment benefit obligations	11,178	13,396
Self-insurance reserves not expected to be paid within one year	5,085	7,019
Other	10,651	7,739
Total Other Long-Term Liabilities	$ 116,039	$ 77,155

8. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

We have several employee retirement investment plans that, taken together, cover most of our full time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the 401(k) plan were $12.9 million, $9.6 million and $7.6 million for the plan years ended December 31, 2008, 2007 and 2006, respectively.

We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k) plan. In 2008, 2007 and 2006, these contributions, principally related to plans associated with U.K. and Norwegian subsidiaries, were $5.1 million, $3.8 million and $3.5 million, respectively.

The Oceaneering International, Inc. Supplemental Executive Retirement Plan covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during 2008, 2007 and 2006 were $2.6 million, $2.9 million and $3.2 million, respectively.

We have defined benefit plans covering some of our employees in the U.K. and Norway. There are no further benefits accruing under the U.K. plan, and the Norway plan is closed to new participants. In accordance with SFAS No. 158, in 2006 we recognized the funded status of the Norwegian plan by recording an adjustment to accumulated other comprehensive income (loss) of ($1.5 million), net of tax of $0.8 million. The projected benefit obligations for both plans were $17 million and $24 million, at December 31, 2008 and 2007, respectively, and the fair values of the plan assets for both plans were $12 million and $16 million at December 31, 2008 and 2007, respectively.

Incentive and Stock Option Plans

Under our 2005 Incentive Plan (the "Incentive Plan"), a total of 2,400,000 shares of our common stock was made available for awards to employees and nonemployee members of our Board of Directors.

The Incentive Plan is administered by the Compensation Committee; however, the full Board of Directors makes determinations regarding awards to nonemployee directors under the Incentive Plan. The Compensation Committee or our Board of Directors, as applicable, determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. Stock options, stock appreciation rights and stock and cash awards may be made under the Incentive Plan. Options outstanding under the Incentive Plan and prior plans vest over a six-month or a three-year period and are exercisable over a period of five or seven years after the date of grant. Under the Incentive Plan, a stock option must have a term not exceeding seven years from the date of grant and must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option. In light of the expense recognition requirements established by SFAS 123R, which we adopted effective as of January 1, 2006, the Compensation Committee has expressed its intention to refrain from using stock options as a component of employee compensation for our executive officers and other employees for the foreseeable future. Additionally, the Board of

Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future.

In 2008, 2007 and 2006, the Compensation Committee granted awards of performance units under the Incentive Plan to certain of our key executives and employees. In 2008 and 2007, our Board of Directors granted awards of performance units under the Incentive Plan to our Chairman of the Board. The performance units awarded are scheduled to vest in full on the third anniversary of the award date, or pro rata over three years if the participant meets certain age and years of service requirements. The Compensation Committee and the Board of Directors have approved specific financial goals and measures based on our cumulative cash flow from operations, and a comparison of return on invested capital and cost of capital for each of the three-year periods ending December 31, 2010, 2009 and 2008 to be used as the basis for the final value of the performance units. The final value of each performance unit may range from $0 to $125. Upon vesting and determination of value, the value of the performance units will be payable in cash. As of December 31, 2008, there were 296,267 performance units outstanding.

The following is a summary of our stock option activity for the three years ended December 31, 2008:

	Shares under Option	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at December 31, 2005	1,313,450	$ 13.91	
Granted	-	-	
Exercised	(624,300)	13.24	$ 14,589,000
Forfeited	(25,900)	12.20	
Balance at December 31, 2006	663,250	14.61	
Granted	-	-	
Exercised	(374,850)	14.08	$ 15,125,000
Forfeited	(2,400)	11.58	
Balance at December 31, 2007	286,000	15.32	
Granted	-	-	
Exercised	(130,100)	13.27	$ 7,125,000
Forfeited	(3,000)	13.51	
Balance at December 31, 2008	152,900	$ 17.11	$ 1,839,000

The following table provides information about the options outstanding at December 31, 2008.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares at December 31, 2008	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares at December 31, 2008	Weighted Average Exercise Price
$14.48 – 16.06	50,900	0.3	$ 15.45	50,900	$ 15.45
$16.07 – 16.96	41,000	3.4	$ 16.90	41,000	$ 16.90
$16.97 – 18.64	61,000	1.0	$ 18.64	61,000	$ 18.64

The aggregate intrinsic value of our exercisable stock options was $1.8 million at December 31, 2008. We received $1.7 million, $5.3 million and $8.3 million from the exercise of stock options in 2008, 2007 and 2006, respectively. The excess tax benefit realized from tax deductions from stock options for 2008, 2007 and 2006 was $2.0 million, $4.6 million and $4.2 million, respectively. SFAS No. 123R requires that excess tax benefits from share-based compensation be classified as a cash outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the statement of cash flows.

Restricted Stock Plan Information

During 2008, 2007 and 2006, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. During 2008 and 2007, our Board of Directors granted restricted units of our common stock to our Chairman of the Board of Directors and restricted common stock to our other nonemployee directors. During 2006, our Board of Directors granted restricted common stock to our nonemployee directors. Over 70% of the grants made in 2008, 2007 and 2006 to our employees vest in full on the third anniversary of the award date, conditional upon continued employment. The remainder of the grants made to employees and all the grants made to our Chairman of the Board of Directors can vest pro rata over three years, provided the participant meets certain age and years-of-service requirements. For the grants to each of the participant employees and the Chairman of our Board of Directors, the participant will be issued a share of our common stock for the participant's vested common stock units at the earlier of three years or, if the participant vested earlier after meeting the age and service requirements, at termination of employment or service. The grants to our nonemployee directors vest in full on the first anniversary of the award date conditional upon continued service as a director. Pursuant to grants of restricted common stock units to our employees made prior to 2005, at the time of each vesting, a participant receives a tax-assistance payment. Our tax-assistance payments were $8.9 million in 2008, $7.0 million in 2007 and $7.3 million in 2006. The tax benefit realized from tax deductions in excess of financial statement expense was $4.8 million, $3.4 million and $3.2 million in 2008, 2007 and 2006, respectively.

The following is a summary of our unvested restricted stock and restricted stock units for 2008, 2007 and 2006:

	Shares	Weighted Average Fair Value at Grant Date	Aggregate Intrinsic Value
Balance at December 31, 2005	1,016,700	$ 9.47	
Granted	233,900	28.67	
Issued	(304,800)	9.03	$ 13,131,000
Forfeited	(28,550)	10.81	
Balance at December 31, 2006	917,250	14.47	
Granted	245,750	41.05	
Issued	(259,933)	12.02	$ 13,770,000
Forfeited	(17,617)	25.44	
Balance at December 31, 2007	885,450	22.35	
Granted	206,875	62.24	
Issued	(256,600)	13.62	$ 17,880,000
Forfeited	(10,975)	46.83	
Balance at December 31, 2008	824,750	$ 34.75	

Each grantee of shares of restricted common stock is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares. The restricted stock units granted in 2008, 2007 and 2006 carry no voting rights, but they carry a dividend right should we pay dividends on our common stock.

Effective with our adoption of SFAS No. 123R at January 1, 2006, the unvested portions of our grants of restricted stock units were valued at their estimated fair values as of their respective grant dates. For grants made prior to 2006, we used a Black-Scholes methodology to produce a Monte Carlo simulation model, which allows for the incorporation of the performance criteria that had to be met before the awards were earned by the holders. The valuations allowed for variables, such as volatility, the risk-free interest rate, dividends and performance hurdles. The assumptions used for the grants prior to 2006 were: expected volatility of 50% (based on historic analysis), risk-free interest rate of 2% and no dividends. The grants in 2008, 2007 and 2006 were subject only to vesting conditioned on continued employment; therefore, these grants were valued at the grant date fair market value using the closing price of our stock on the New York Stock Exchange.

Compensation expense under the restricted stock plans was $23.0 million, $25.0 million and $17.0 million for 2008, 2007 and 2006, respectively. As of December 31, 2008, we had $8.9 million of future expense to be recognized related to our restricted stock unit plans over a weighted average remaining life of 1.7 years.

Stockholder Rights Plan

We adopted a Stockholder Rights Plan on November 20, 1992, which was amended and restated as of November 16, 2001. Each Right initially entitles the holder to purchase from us a fractional share consisting of one two-hundredth of a share of Series B Junior Participating Preferred Stock, at a purchase price of $30 per fractional share, subject to adjustment. The Rights generally will not become exercisable until ten days after a public announcement that a person or group has acquired 15% or more of our common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Rights were issued and will continue to be issued with all shares of our common stock that are issued until the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing our common stock and will be transferable only with our common stock. Generally, if any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then-current exercise price, shares of our common stock having a market value of two times the exercise price of the Right. At any time until ten days after a public announcement that the Rights have been triggered, we will generally be entitled to redeem the Rights for $0.01 and to amend the Rights in any manner other than certain specified exceptions. Certain subsequent amendments are also permitted. The Rights expire on November 20, 2011.

Post-Employment Benefit

In November 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006 and in 2008. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following the sooner to occur of August 15, 2011 or the termination of his services to us. The amendment in 2006 included a lump-sum cash buyout, paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs. Our total accrued liabilities, current and long-term, under this post-employment benefit were $5.6 million and $4.8 million at December 31, 2008 and 2007, respectively.

As part of the arrangements relating to the Chairman's post-employment benefits, we established an irrevocable grantor trust, commonly known as a "rabbi trust," to provide the Chairman greater assurance that we will set aside an adequate source of funds to fund payment of the post-retirement benefits under this agreement, including the medical coverage benefits payable to the Chairman, his spouse and their children for their lives. In connection with establishment of the rabbi trust, we contributed to the trust a life insurance policy on the life of the Chairman, which we had previously obtained, and we agreed to continue to pay the premiums due on that policy. When the life insurance policy matures, the proceeds of the policy will become assets of the trust. If the value of the trust exceeds $4 million, as adjusted by the consumer price index, at any time after January 1, 2012, the excess may be paid to us. However, because the trust is irrevocable, the assets of the trust are generally not available to fund our future operations until the trust terminates, which is not expected to be during the lives of the Chairman, his spouse or their children. Furthermore, no tax deduction will be available for our contributions to the trust; however, we may benefit from future tax deductions for benefits actually paid from the trust (although benefit payments from the trust are not expected to occur in the near term, because we expect to make direct payments of those benefits for the foreseeable future).

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2008				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 435,815	$ 500,120	$ 515,795	$ 525,691	$ 1,977,421
Gross profit	98,666	118,290	127,596	120,248	464,800
Income from operations	64,770	81,465	89,697	81,626	317,558
Net income	41,279	52,123	54,975	51,009	199,386
Diluted earnings per share	$ 0.74	$ 0.93	$ 0.99	$ 0.93	$ 3.58
Weighted average number of common shares and equivalents	55,978	56,069	55,794	55,053	55,722

	Year Ended December 31, 2007				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 344,004	$ 432,041	$ 485,424	$ 481,611	$ 1,743,080
Gross profit	79,602	106,010	117,513	110,160	413,285
Income from operations	53,536	76,298	85,605	74,184	289,623
Net income	33,166	47,873	53,853	45,482	180,374
Diluted earnings per share	$ 0.60	$ 0.86	$ 0.96	$ 0.81	$ 3.24
Weighted average number of common shares and equivalents	55,474	55,678	55,821	55,934	55,755

OCEANEERING®

2008 DIRECTORS & KEY MANAGEMENT

Directors & Key Management

Directors

T. Jay Collins
President and Chief Executive Officer of Oceaneering International, Inc.

Jerold J. DesRoche
Partner and a Director of National Power Company

David S. Hooker
Chairman of Houlder Limited, Ocean Hover Limited, and Avoco Secure Ltd., and a Director of Aminex plc and Eleuthera Capital Ltd.

John R. Huff
Chairman of Oceaneering International, Inc., and a Director of BJ Services Company, KBR, Inc., Rowan Companies, Inc., and Suncor Energy Inc.

D. Michael Hughes
Owner of The Broken Arrow Ranch and Affiliated Businesses

Harris J. Pappas
President of Pappas Restaurants, Inc. and a Director of Luby's, Inc.

Corporate Management

T. Jay Collins
President and Chief Executive Officer

M. Kevin McEvoy
Executive Vice President

Marvin J. Migura
Senior Vice President and Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel, and Secretary

F. Richard Frisbie
Senior Vice President Deepwater Technologies

Stephen E. Bradshaw
Vice President Business Development

Janet G. Charles
Vice President Human Resources

Gregg K. Farris
Vice President Information Technology

W. Cardon Gerner
Vice President and Chief Accounting Officer

Todd Hoefler
Vice President Supply Chain Management

Robert P. Mingoia
Vice President and Treasurer

Robert P. Moschetta
Vice President Health Safety Environment

Jack Jurkoshek
Director Investor Relations

David K. Lawrence
Assistant General Counsel

David M. Leung
Manager Insurance

Matthew R. Sterner
Corporate Health Safety Environment Director

Robert H. Stevenson
Director Taxation

Reuben Tamez
Director Internal Audit

John L. Zachary
Director Financial Business Systems

Administrative Management

Americas

Jerry A. Gauthier
Vice President & General Manager, Americas Region

Charles A. Royce
Vice President, Sales & Marketing

Scott A. Wagner
Vice President & General Manager, Brazil

Duane Landry
Regional Controller

Duane Lodrigue
Regional Human Resources Manager

Ernesto Marcos
Country Manager, Mexico

Peg Newman
Manager, Marketing

Joshua Oldag
HSE Manager

Eastern Hemisphere

Alex Westwood
Senior Vice President

Alan Davidson
Supply Chain Manager, Europe

Colin Forbes
Regional Legal Counsel

Fiona Inkster
Director, Regional Human Resources

Bill Kirton
Regional Manager, IT

Chandru Lalwani
Controller

Andrew Mackie
Manager, Tax, Europe & Africa

Amir Thuraisingham
Controller & Manager, Tax, Asia

ROV

Kevin Kerins
Vice President & General Manager

David Kelsall
Business Manager

Mark Philip
Technical Manager

Harold Roberts
Director Business Development

Shil Srivastava
Robotic Software Development Manager

Dell D. Dodson
Manager, WW ROV SCM

Brett Eychner
General Manager, Operational Engineering & Installations

Tom Halligan
Manager, WW ROV Equipment Maintenance

John Petrie
Director, WW ROV Materials

Americas

Robert "Pat" Mannina
Vice President & General Manager

Mark Campbell
ROV Manufacturing Manager

Jeff Harris
Commercial Manager

Anthony Harwin
Regional Technical Manager

Tim Lawrence
General Manager, Canada

Chris Nicholson
General Manager, Deep Sea Systems International

Darryl Rundquist
Senior ROV Operations Manager

Brazil

Damon Hickey
Operations Manager

U.K.

Espen Ingebretsen
ROV Manager

Norway

Erik H. Saestad
General Manager

Africa, Middle East, and Caspian Sea

Martin McDonald
Vice President

Jonathon E. Playford
Commercial Manager

Neil Wellam
Manager, Business Development, Nigeria

Asia

Andrew Atkinson
Vice President

Subsea Products

Philip D. Gardner
Senior Vice President

Group Management

Robert C. Burnett
Contracts Group Manager

Alan Curtis
Controller

Anthony Franklin
Director, Business Development

Stacey Greene
Manager, HSE

Todd Newell
Director, Operational Excellence

Michael Palitsch
Director, Quality Assurance

Multiflex

Charles W. Davison, Jr.
Vice President, Operations

Peter Worman
Vice President, Engineering

Mark Cumming
General Manager, Multiflex U.K.

Alan Duncan
Director, Materials & Commodities

Carlos Niemeyer
Sales Manager, Multiflex Brazil

Craig Quenstedt
Controller, Multiflex

G. Scott Reynolds
General Manager, Multiflex Brazil

Mike Smith
General Manager, Multiflex U.S.

Alan Stevenson
Sales Manager, Multiflex U.K.

Duke Watson
Sales Manager, Multiflex U.S.

Oceaneering Intervention Engineering

Mark Galagaza
Vice President, OIE

Drew Trent
Vice President, Deepwater Technical Solutions

Alf-Kristian Aadland
Manager, IFOKUS

Jan L. Bjorge
Manager, GTO Subsea

Chad Blanchard
Manager, IWOCS Services

John Charalambides
Manager, Pipeline Repair Systems

Michael T. Cunningham
Manager, Subsea Field Development

John Davis
Manager, DTS Western Region

Paul A. Frikstad
General Manager, Rotator

Bruce T. Garthwaite
Operations Manager, Subsea BOP Controls Systems

Charles B. Hansen
Manager, DTS Norway

Curtis Hensley
Manager, DTS Manufacturing

Michael Hessel, Jr.
General Manager, High Performance Cabling

Patrick Hill
Controller, OIE

Fred Kilgore
Manager, DTS Southeast Asia

Bernt Aage Lie
General Manager, DTS Norway

Rich McCoy
Director, DTS Emerging Technologies

Dave McKechnie
Manager, DTS Eastern Region

Peter A. Moles
Chief Engineer

Richard Parker
Manager, OIE Supply Chain & Manufacturing Operations

Graeme Reynolds
Manager, Subsea BOP Controls Systems

Mike Robbins
General Manager, Grayloc Products

Subsea Projects/Diving

Norb D. Gorman
Vice President & General Manager

Projects

Mike Ellis
Manager, Installation Projects

Lanny L. Falgout
Commercial Manager

Randall G. Kille
Manager, IMR Projects

Blaine LeCompte
Manager, Business Development

Tommy Lord
Manager, Shore Base Logistics

Patrick Matthews
Manager, Survey

Dave Medeiros
IMR Projects Manager

Steve Olmos
Projects Group Manager

Kirk Schumacher
Manager, Engineering

Mike Todd
Manager, Operations

Diving

Jack Couch
Technical Sales

Steven Hall
Manager, Diving

Gerald Klein
Manager, Operations

Warren Klingler
Manager, Dive/Marine

Marine

Darrin McGuire
Manager, Marine

Jim McGurk
Manager, Diving Vessels

Tim White
Manager, DP Vessels

Inspection

Eric Johnston
Vice President

John Deighan
CQI Manager

Alan Gray
Global Integrity Manager

Malcolm Gray
Pipelines Manager

John McMenemy
International Commercial Manager

James McNab
Global Technology Manager

Frances Milne
Business Manager

C. Andre Olivier
Inspection Manager, Americas

Neil Riddle
Inspection Manager, International

Nigel Smith
ACET Software Development Manager

John Watkinson
Inspection Manager, UK NDT

Mobile Offshore Production Systems

Clyde Hewlett
Senior Vice President

Eric Adams
Vice President, Business Development

Richard J. Thompson
Vice President & General Manager

Mike Cherry
Operations Manager, Angola

Andy Henderson
Manager, Subsea Tiebacks

Max Kattner
Engineering Manager

Ed Liles
Project Manager

Ben Newton
Managing Director, Australia

Rick Spottswood
Construction Manager

Advanced Technologies

John R. Kreider
Senior Vice President

Charles B. Young
Vice President, Strategic Business Planning

Robert Brown
Controller

Jim Martin
Manager, Manufacturing

Noreen O'Neill
Director, Contracts

Renauld Washington
Manager, HSE

Marine Services

Tom Stowell
Vice President & General Manager

Chuck Doty
Director, Submarine & Surface Ship Programs

Martin Merzwa, Sr.
Director, Business Development

John Ritzo
Director, Operations Support

Tom VanPetten
Director, Deep Submergence & Special Projects Programs

Oceaneering Space Systems

Mark M. Gittleman
Vice President & General Manager

James F. Buchli
Vice President & Program Manager, Constellation Space Suit Systems

Kent Copeland
Manager, Robotics & Automation Programs

Frank Sager
Manager, Operations & Services / NBL

Dave Wallace
Manager, Thermal & Military Systems

Michael Withey
Manager, Human Space Flight Programs

Oceaneering Technologies

Duncan McLean
Vice President & General Manager

Phil Beierl
Manager of Programs, Marine Projects

John Hammond
Manager, OTECH San Diego

Larry Karl
Manager, Marine Systems

Jim Kelly
Manager of Programs, Marine Systems

George Kotula
Manager, Operations

Craig McLaughlin
Manager, OTECH Nauticos

Dave Weaver
Manager, Marine Projects

Entertainment Systems

Mike Boshears
Manager, Business Development

Ron Garber
Manager of Programs

Dave Mauck
Director, Entertainment Systems

Brian Schwatka
Manager, Engineering Services

Nick Thomareas
Manager, Business Administration Services

Form 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website, www.oceaneering.com , by selecting "Investor Relations," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494

Forward-Looking Statements

All statements in this report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information at the time this report was written and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions; prices of crude oil and natural gas; Oceaneering's ability to obtain and the timing of new projects; operating risks; changes in government regulations; technological changes; and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2008 and other periodic filings with the Securities and Exchange Commission.

The use in this report of such terms as Oceaneering, company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

General Information

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041-3000
P.O. Box 40494
Houston, TX 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Stock Symbol: OII
Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Overnight Deliveries:
250 Royall Street
Canton, MA 02021-1011

OII Account Information
www.computershare.com/investor
Telephone: (781) 575-2879
Fax: (781) 575-3605
Hearing Impaired/TDD: (800) 952-9245

Annual Shareholders' Meeting

Date: May 8, 2009
Time: 8:30 a.m. CDT
Location: Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041-3000

Independent Public Accountants

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010-4035

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002-4995

Photo Credits

At a Glance

Page 4 Subsea Projects - Roger Smith
Page 5 Mobile Offshore Production Systems - Eric Adams
Page 5 Advanced Technologies - Courtesy of U.S. Navy

Operational Highlights

Page 6 ROV Manufacturing Facility - Michael Daigle
Page 6 Vehicle Recovery - Alexandr Konstantinov
Page 7 ROV Deployable Dredge - Jason McOwen
Page 7 Dredging Head - Øyvind Nerland
Page 8 *Olympic Intervention IV* - Frank Connors
Page 8 Pipeline Pressure Test - Tate Morton
Page 9 *The Performer* - Chris Lowth
Page 9 Cutting Conductor Pipe - Roger Smith

ORIGIN
Design by: Origin Design, Houston, Texas
www.origindesign.com


OCEANEERING

Oceaneering International, Inc.

11911 FM 529
Houston, TX 77041-3000

P.O. Box 40494
Houston, TX 77240-0494

T (713) 329-4500
F (713) 329-4951

www.oceaneering.com